AR/S

02044874

Spartan Stores, Inc.

Annual Report 2002



Improved network and product coordination to bring right products to the right place at the right time | Developing neighborhood market approach in category management, marketing and merchandising



At Spartan Stores, Inc., it has been a year of fundamental change as we transition to our new business model and build the foundation for future growth.

spartan stores, inc.
THE FOOD PEOPLE

Based in Grand Rapids, Michigan, Spartan Stores, Inc. (NASDAQ: SPTN) owns and operates 100 supermarkets and [illegible] deep-discount drug stores in Michigan and Ohio, including: Ashcraft's Markets, Family Fare Supermarkets, Food Town, Glen's Markets, Great Day Food Centers, Prevo's Family Markets and The Pharm. The company also supplies more than 40,000 private-label and national brand products to more than 330 independent grocery stores and serves as a wholesale distributor to 6,600 convenience stores.



Contents

FINANCIAL HIGHLIGHTS

Spartan Stores, Inc. and Subsidiaries
(In thousands, except per share data and ratio)

	Fiscal Year 2002	Fiscal Year 2001	Fiscal Year 2000
Net sales*	$ 3,501,153	$ 3,505,923	$ 3,030,917
Gross margin	596,288	545,341	387,427
Earnings before income taxes and discontinued operations	16,948	36,960	25,644
Net earnings	9,847	23,442	17,194
Basic earnings per share	0.50	1.35	1.28
Shareholders' equity	231,492	218,413	126,007
Book value per share	11.71	11.34	9.50
Total assets	746,540	801,543	568,555
Long-term debt	295,185	307,222	266,071
Working capital	$ 113,711	$ 82,199	$ 91,573
Long-term debt to equity	1.28	1.41	2.11
Shares outstanding (adjusted)	19,766	19,262	13,270

Net Sales*
Dollars in billions


$4.0
$3.5
$3.0
$2.0
$1.0
2000
2001
2002

Gross Margin
Dollars in millions


$600
$596
$500
$400
$300
2000
2001
2002

Shareholders' Equity
Dollars in millions


$250
$231
$200
$150
$100
2000
2001
2002

Long-Term Debt to Equity


2.50
2.00
1.50
1.28
1.00
2000
2001
2002

*Fiscal 2002 and fiscal 2000 consisted of 52 weeks. Fiscal 2001 consisted of 53 weeks.

To Our Fellow Shareholders:

Fiscal 2002 proved to be a challenging year as the economy slipped into the first recession in a decade, having a widespread effect on the financial performance of many industries. We were not immune, as our sales for the year declined slightly to $3.50 billion compared with $3.51 billion in fiscal 2001 and net earnings from continuing operations dropped to $11.3 million from $23.0 million last year. As general economic growth slowed, the competitive environment among grocery retail operators intensified, leading to a less-than-desirable performance during the year's second half, particularly in our Ohio-area retail stores. In addition, fiscal 2002 included one less week of sales than fiscal 2001, which contributed to the overall sales decline. This financial performance was especially disappointing because it followed a year in which we achieved very robust sales and earnings growth in all of our retail markets.

Transition Underway

The past fiscal year has been one of significant change at Spartan Stores, as we continued our transition to a new business model, aggressively laying the foundation for our future. We made considerable operational and structural changes that, although not yielding immediate financial improvements, were necessary to better integrate our business segments and help ensure our long-term success. The changes include:

- Initiating a product procurement reorganization to create a more consumer-oriented structure with emphasis on category management, replenishment buying, perishables, and non-perishables.
- Signing of a new five-year labor agreement with our Grand Rapids warehouse associates and drivers that provides Spartan improved work-rule flexibility and significant productivity improvement opportunities, while providing union associates competitive wage and benefit increases.
- Implementing common information technology across our retail stores and distribution facilities, improving our operations and inventory management.
- Streamlining administrative office functions and launching corporate-wide cost-reduction efforts; centralizing payroll, accounts payable and other processing and operational functions, thereby eliminating redundancies.
- Modifying associate compensation and benefit plans for consistency and competitiveness with retail grocery and distribution industry standards. The new plans provide added flexibility, consistency across business segments and stock ownership options, while streamlining plan administration and introducing cost-sharing arrangements.
- Appointing additional board members with extensive public company and retail industry experience, increasing the total number of board members to nine, including seven outside directors.
- Adopting management and associate incentive compensation programs designed to better align their interests with those of shareholders.
- Divesting certain non-operating real estate holdings and non-core insurance operations to sharpen focus on Spartan's core retail and distribution businesses.
- Continuing store remodeling efforts and launching a new-store development program to drive growth in customer traffic.

These are some of the actions necessary for us to more fully and successfully execute our business strategy. To make the strategy fully functional, we are investing capital and channeling resources to improve our technology and systems, facilities and operations.

Improving IT Systems. Over the past year, we invested more than $10 million to upgrade our information systems, including new point-of-sale systems in our retail stores and a new warehouse management system at our Maumee, Ohio distribution facility. These systems are integral to building a solid foundation for growth and represent the backbone of our new business model. Our retail stores are now linked through an integrated point-of-sale system that will improve our sales data collection, market intelligence, product pricing, inventory management and customer service capabilities. The new warehouse management system now connects all of our grocery distribution information systems, allowing for additional warehouse efficiency improvements and providing the capability to service independent retail customers from our Ohio distribution center.

Optimizing Category Management. Identifying and delivering the appropriate product mix to each geographic market necessitates competent local management and astute merchandising skills. To improve our merchandising performance, we segregated our product procurement function into perishables and non-perishables product lines. These areas were further subdivided into category management and replenishment buying, creating a more specialized labor function with a much stronger concentration on product merchandising. The structural changes to this critical area will improve inventory management and help to optimize the product mix for each market we serve.

Enhancing Product Offerings. We have enhanced our private-label products by offering a multi-tiered program with a value and premium product line. The strategy provides us with a program that appeals to a broader cross section of customers. We expect to continue refining and expanding the program in fiscal 2003.

Investing in Our Future. We are committed to improving and maintaining an attractive retail store base. During fiscal 2002, we spent approximately $35 million on capital projects with over 60 percent, or $22 million, spent on retail operations, principally on store remodels, a new retail store, and an upgrade to our retail information systems. This year, 10 additional stores will be remodeled, including seven in our Ohio market, and two new stores will be opened. We plan to spend $15 million to $20 million annually over the next five years, including allotments for store maintenance, remodels and new store openings.

Enhancing Distribution Efficiency. Delivering the right products through an efficient distribution network that minimizes product handling and transportation costs is another essential element in our quest to function more efficiently and profitably. Rationalizing inventory Stock Keeping Units (SKUs) and segregating fast- and slow-moving products during fiscal 2003 should enable us to efficiently leverage our distribution network while improving customer service.

Achieving the Proper Balance

Continuous evaluation of our operations ensures proper alignment between costs and levels of business activity. During fiscal 2002 and early fiscal 2003, we reduced our corporate staffing levels by five percent. As part of our ongoing cost-rationalization efforts, we expect to identify additional ways to further streamline and remove inefficiencies in our business operations.

As our financial performance began to decline in the second half of fiscal 2002, we took a more critical look at our retail execution and distribution-marketing efforts, concluding that some of our more aggressive programs were not meeting performance expectations. As a result, we made significant organizational, structural, and operational changes in the fourth quarter, which are beginning to produce operating performance improvements.

Fiscal 2003 efforts are designed to enhance our performance in three key value-driving areas: sales, gross margin and operating costs. Improvements in these areas will be achieved through specific company initiatives geared toward better category management, more efficient distribution, lower operating costs and better execution in our retail stores. We expect these initiatives, along with the changes made late in fiscal 2002, to improve our financial performance as we move through fiscal 2003.

Embarking on a new business strategy involves calculated risks and presents significant managerial and operational challenges. We assessed and accepted those risks and challenges as we began to expand into retail. As the model becomes fully operational, our distribution and retail businesses will be better synchronized, allowing us to capture more of the inherent economic value and strong growth opportunities.

We will continue to build a foundation for growth centered on a solid distribution and retail base, and a distinct "neighborhood market" retail strategy. Our market research indicates that a significant segment of consumers prefer and value a retail shopping setting with a level of service and convenience that is difficult for mass retailers to match. We believe that we have the assets and people to create that shopping experience and will continue our pursuit by building and supplying an efficient network of grocery stores that offer distinct products with a true neighborhood touch.

Moving forward, we expect our actions will lead to improving financial results and we look forward to sharing our progress with you. We greatly appreciate the support of our customers, associates, suppliers and you, our shareholders.

Sincerely,

James B. Meyer
Chairman, President and Chief Executive Officer



Supplying more than 450 stores in 3 states

Spartan Stores, Inc. is a premier regional grocery retailer and distributor operating principally in Michigan and Ohio, with convenience store distribution in Michigan, Ohio, Indiana, Kentucky, Tennessee and Pennsylvania. Spartan Stores is the largest distributor to grocery stores in Michigan, and the ninth largest distributor to grocery stores in the United States. Our convenience store distribution now ranks sixth largest in the United States. Our stores hold a number one or two market share position in each of our key retail grocery markets of greater Grand Rapids, northern Michigan and greater Toledo. For fiscal 2002, Spartan Stores generated net sales and EBITDA of $3.5 billion and $93.4 million, respectively. This past year, Spartan Stores qualified as a Fortune 500 company.

Over the past three years our business strategy has focused on integrating retail and distribution operations to take advantage of the infrastructure that supports each business segment and to realize operating efficiencies gained from increased scale. This vertical integration promotes greater operating profitability through improved distribution, transportation, merchandising and marketing, and increased purchasing power. It allows us to enhance the services we provide to company-owned stores and independent grocery distribution customers. The integration of these two business segments enabled us to grow our EBITDA margin from 2.2% in fiscal 1999, before our expansion into retail grocery operations, to 2.7% on a consolidated basis for fiscal 2002.

Spartan Stores 2002 Sales Mix

Spartan Stores sales mix has shifted from 100% distribution to 41% retail, 34% grocery distribution, and 25% convenience distribution since our entry into the retail grocery market in FY 2000.


Retail – 41%
Grocery Distribution – 34%
Convenience Distribution 25%

Grocery Distribution

Grocery distribution centers provide approximately 40,000 products and 2,400 private label grocery and general merchandise items to more than 330 independently owned grocery stores and our 125 company-owned stores. We distribute to customers located in Michigan, Ohio and Indiana from our three strategically located distribution centers totaling approximately 2.5 million square feet. Our grocery distribution segment generated net sales of $1,178.5 million for fiscal 2002, excluding sales to our company-owned stores of $729.8 million, of which $418.1 million represents sales to our retail grocery segment as a result of our acquisitions of former distribution customers.

Our 10 largest grocery distribution customers have been with us an average of 39 years. Many of them also own our common stock, which we believe tends to align their interests with our own.

SPARTAN STORES, INC.
THE FOOD PEOPLE



Supplying 6,600 convenience stores in 6 states



100 retail locations in 2 states



25 deep discount food and drug stores in 2 states

Convenience Store Distribution

Convenience store distribution centers provide a broad selection of tobacco products, specialty foods, grocery products and other items to approximately 3,800 convenience stores and other retail locations in Michigan, Ohio, Indiana, Kentucky, Tennessee and Pennsylvania from three distinct convenience store distribution centers. We also operate 12 cash and carry outlets in Michigan and Ohio that serve approximately 2,800 additional stores. We serve customers ranging from large chains to single-store operators with a mix of products and service programs customized to their needs. Our convenience store distribution segment generated net sales of $882.1 million for fiscal 2002.

J.F. Walker Co., Inc.

L&L Jiroch Distributing Company — "A Distribution Company Committed to Excellence"

United Wholesale Grocery Company

Retail Stores

Retail grocery operates 100 stores in Michigan and Ohio under the banners Ashcraft's Markets, Family Fare Supermarkets, Food Town, Glen's Markets, Great Day Food Centers and Prevo's Family Markets. Our stores average approximately 40,000 square feet and have a "neighborhood market" focus to distinguish them from supercenters and limited assortment stores. Our neighborhood market approach emphasizes convenient locations, demographically targeted products, strong perishables offerings, customer service, value pricing and community involvement. Our retail grocery segment generated net sales of $1,433.8 million for fiscal 2002.

Ashcraft's Markets — Glen's Markets — Family Fare Supermarkets — Great Day Food Centers — Food Town Supermarkets — Prevo's Family Markets

The Pharm – Food and Drug Stores

The Pharm stores offer a unique combination of a full-service pharmacy, general merchandise and basic food offerings in stores that average approximately 29,000 square feet. These stores operate under a deep discount format relative to traditional supermarkets or drug stores and emphasize everyday low prices, quality, selection and value. Pharm stores offer a varied product mix, including quality pharmacy services, a large selection of discounted health and beauty aids, cosmetics and an expanded grocery section which features refrigerated and frozen foods, snacks and a limited range of fresh foods such as packaged meats, produce and dairy items.

The Pharm — Deep Discount Drugs

Improving Retail Performance. Our reputation will be shaped by our ability to make each aspect of a customer's shopping experience pleasurable. Creating and sustaining that reputation requires Spartan to maintain convenient and attractive retail stores, offer high-quality in-store services, and provide good value and quality products that are uniquely suited to the consumer preferences in each geographic market. As recent operational improvements begin to take hold, customers will notice the change.



△ Kathy Jenkins, Produce and Charles Gradel, Food Town, Holland, Ohio

The basic principles that lead to successful grocery retailing include optimizing the mix of products to meet local customer preferences and creating and managing pricing strategies that provide both profitability and good consumer value. The products must also be sourced and delivered through an efficient distribution network that minimizes handling and transportation costs. Operating performance metrics and consumer data must be gathered, integrated and analyzed using a capable information technology system. A mere understanding of these fundamentals is not enough. It takes skilled execution of these principles to be successful in the highly competitive retail grocery industry. We believe our efforts in fiscal 2002 have laid the foundation for future success.

High service standards are key to providing a distinct shopping experience for customers while differentiating our stores from competitors. It is our desire to deliver a level of personal service that is distinct from mass-retailers and one that customers will come to associate with a true "neighborhood market." We are training our store associates to make every facet of a customer's shopping experience delightful, from assisting customers in locating a product to a friendly greeting at the checkout lane. We have also introduced an Excellence in Customer Service recognition program to acknowledge and reward exceptional store associates. Recent customer surveys indicated that we are improving the overall shopping experience, product quality and customer service.

Category management is a key component of our business model where consumer-buying preferences guide product selection, pricing and other marketing and merchandising decisions. Our category management initiative is a vital step toward achieving retail success and will help strengthen our competitive market position while improving sales growth and profitability.

Implementing our business model with its strong emphasis on category management will involve significant and continued changes in our approach to both retail and distribution operations. From a retail perspective, these changes include improving store layouts and signage, optimizing the store product mix, developing market-specific advertising campaigns, raising in-stock positions and refining our pricing strategies.

Sound category management practices will help ensure that our stores carry a market-specific mix of products consumers desire the most and that a more coordinated effort between merchandising, retail marketing and product procurement exists. It will also allow us to develop quicker and more effective responses to competitive market conditions.

Other aspects of retail operations important to our success are store appearance and location. During fiscal 2002, nearly $9 million was spent on 11 store remodels, a significant factor to increase customer traffic. The capital spending is being directed to stores and markets having the strongest growth and long-term return on investment potential.

Spartan Stores plans to remodel 10 additional stores–seven in our Ohio retail operations–during fiscal 2003. We expect to spend $15 million to $20 million annually on store remodels and new construction over the next five years. Two new stores are under construction and scheduled to open in fall 2002. It is our desire to leverage the competitive advantage of our convenient locations while developing and maintaining physical store facilities that exceed or compare favorably to the best-performing stores in our markets.

A well-functioning and integrated information system is an essential tool to manage a retail grocery operation. Our information technology upgrades in fiscal 2002 established the necessary backbone to support and manage the Company's expected growth. New point-of-sale (POS) and in-store hosting systems were installed, providing system compatibility across our entire store base. Other system initiatives included an automated labor-scheduling program that allows us to more effectively manage store staffing while improving customer service, and an integrated store direct receiving and payment system.

We spent considerable effort during fiscal 2002 assessing our retail performance and making necessary, fundamental changes in how we operate retail stores.

Richard Francisco, Great Day Food Centers, Grand Rapids, Michigan ▽



A renewed focus on customer service and category management, along with new stores and remodeling efforts will help improve our financial performance and ensure our success as a retail operator by strengthening our competitive market position as an alternative to the mass-retailer, supercenter format.

Improving Distribution Efficiency. Our goal is to continuously seek ways to operate more efficiently, to drive costs out of our distribution network and become a low-cost grocery distributor providing quality products that reflect local market preferences at the lowest possible prices. The strategies implemented to achieve this goal should not only improve our financial results, but should also help strengthen the profitability and competitive standing of our distribution customers.

We are working to increase the sales volume of products that meet or exceed our customer's expectations and financial performance standards, while pruning less desired and less profitable products to increase overall corporate profitability. The shift in priority will help to better utilize our scale, improve distribution efficiency and lower inventory carrying costs.

One of the most significant developments in our distribution business was the signing of a new five-year labor agreement with our drivers and warehouse associates. The agreement provides these Grand Rapids associates with competitive benefits and wage increases while giving Spartan improved work-rule flexibility. The work-rule changes will allow significant improvements in labor productivity, warehouse throughput and service quality. These productivity improvements and additional gain-sharing opportunities that have been identified should benefit our financial performance in fiscal 2003.

We also began a distribution network rationalization program designed to lower operating costs by consolidating high-turn or slow-moving items into dedicated facilities. The consolidation process will help to reduce inbound freight costs and decrease inventory levels and product costs, while producing higher inventory turn rates and better in-stock performance. In addition, products such as tobacco and candy are being consolidated into our Grand Rapids convenience store distribution center.

▽ Don Hoogstra, Grocery Warehouse





Mike Ezinga, Perishables Warehouse △

During fiscal 2002, we installed a new warehouse management system at our Maumee, Ohio distribution center. The system increases our service capabilities and creates a fully integrated information system across our grocery distribution network, giving us better system-wide control over product procurement and inventory. The system upgrade also provides third-party billing capabilities and creates opportunities to effectively serve new independent retail grocers in the Ohio market. Our near-term distribution sales growth, however, will come from expanding product sales and services to our current independent customers.

Our desire is to continually improve the efficiency of our grocery distribution operations, becoming a low-cost regional provider with outstanding service capabilities. We have taken the necessary initial steps by successfully negotiating a new labor contract, upgrading our technology capabilities and launching our network and product rationalization programs. Through these efforts, we will strengthen the bond between Spartan Stores and our independent retail customers while further integrating our own retail and distribution operations. Our mission is to bring the right products to the right markets at the right price.

Integrating Retail and Distribution.

As part of our continuing efforts to increase efficiencies and lower costs, we are coordinating the operations of our retail and distribution segments. This strategy not only creates a more seamless organization, but also enables us to take advantage of their natural synergies.



△ Skip Blaidsell, Hi-lo Driver, Curt Henshaw, Grocery Supervisor and Joel Westrate, Replenishment Manager

To that effect, we consolidated three buying groups in fiscal 2002 into a single purchasing department located at our Grand Rapids, Michigan headquarters. Combining these functions into a single department significantly streamlines the administrative responsibilities of ordering, processing and tracking products and vendor promotion resources. Streamlining the buying function also reduces administrative burdens for the vendor by establishing a single contact point. Purchasing and order consolidation has produced a more efficient product procurement and distribution process, providing opportunities to lower product and shipping costs.

Sharing information between the two business segments should lead to improvements in inventory management as well. A case in point, our new retail POS system allows us to gather and analyze consumer purchase data in a more efficient manner and supplements existing distribution sales data to improve inventory forecasting. The POS data is vital to our business model, as consumer demand becomes the basis for product and merchandising decisions that thread through our distribution network.

We also negotiated certain direct store delivery agreements for our retail stores and have obtained the same terms on certain products for our distribution customers. As we rationalize vendors and renegotiate supply agreements, we can reduce direct product costs, inventory carrying costs and Stock Keeping Units (SKUs) while improving gross margin. These vendor agreements help our distribution customers reduce product costs and increase profitability while improving their competitive market position.

An end-to-end view of our business also allows us to optimize the efficiency of our supply chain. We now evaluate the costs of supplying each of our stores to achieve the proper balance of products delivered through our distribution network and those delivered direct from the manufacturer to minimize the overall logistics costs.

Taken together, these efforts improve the visibility of our combined retail and distribution operations, revenues and costs, enabling us to make business decisions that maximize profits at the corporate level.

DeWayne Wiggins, Food Town, Holland, Ohio ▽



The combined retail and distribution operations provide enhanced service and product pricing flexibility, both of which are necessary to maximize profits and improve our competitive market position.

Committed to our Communities. Spartan Stores has a long and respected tradition of supporting and being involved in the communities we serve. The investment in our communities, both financial and human, is designed to enrich the quality of life in the places where we do business. As these relationships and initiatives improve our communities, Spartan Stores, in turn, is able to build a healthy business environment.

As a retailer and a distributor to independent stores in many parts of the Midwest, Spartan Stores has a unique opportunity to focus its time, talent and corporate contributions to help those in need, encourage cultural diversity, promote access to preventive health care and enhance the quality of our schools and educational programs. We are especially proud of the commitment our associates make through their volunteer efforts in all these activities.

In fiscal 2002, Spartan Stores demonstrated its commitment to our communities by supporting a variety of corporate events, charitable programs, local organizations and community causes.

Education and Development of Youth

- Spartan Stores supported more than 2,000 schools, donating nearly $1.5 million.
- The Extra Credit For Education program provided $650,000 to hundreds of schools in Michigan and Ohio to purchase needed supplies and equipment.
- Spartan associates visit and mentor students of Straight and Sibley Elementary Schools in Grand Rapids, and bring them healthy snacks weekly. Clothing, computer equipment and field trips are also part of our partnership with the schools.

Hunger and Disaster Relief

- When the families of the victims of the September 11 tragedy needed aid, Spartan Stores raised and contributed over $70,000 to the disaster relief efforts through the sale of American flags and shirts, using our retail stores as collection sites for donations.

∇ Food for Families 2001


spartan stores
THE FOOD PEOPLE



Special Olympics Michigan 2002 State Summer Games Δ

- Spartan Stores, ACCESS and WZZM 13 through Food for Families collected and distributed 150,000 pounds of grocery items to food pantries to ensure area families did not go hungry.
- Spartan Stores is the largest contributor to the Second Harvest Gleaners Food Bank, donating 4.1 million pounds of produce, dairy and dry groceries for distribution to church and agency food pantries throughout Michigan.

Promoting Cultural Diversity

- Spartan Stores supports Special Olympics in Michigan, Ohio and Indiana through our volunteers and raising funds for local athletes. Special Olympics unites our owned and independent customer stores through fundraising activities. Spartan's corporate contribution to Special Olympics Michigan over the past 18 years totals close to $5.5 million.
- Spartan Stores has an ongoing commitment to the Grandville Avenue Academy for the Arts, located in a diverse urban neighborhood where children and adults discover their own talents by learning the arts.
- Spartan Stores is the major sponsor of the annual "Soul of the City" festival in Grand Rapids. The diverse weekend event includes food vendors, community service booths and local musical performers.

Promoting a Healthy Community

- Spartan Stores pharmacies and the Pharm partner with health providers to offer Health Counts, an annual schedule of free and low-cost screenings including cholesterol, skin, diabetes and blood pressure, along with nutrition and preventive health information.
- Shoo the Flu provides convenient locations at Food Town and the Pharm stores throughout northwest Ohio and southeast Michigan for area residents to receive low-cost flu and pneumonia vaccinations and educational materials. More than 170,000 individuals have taken advantage of the program since it began 10 years ago.
- Spartan Stores has been a Juvenile Diabetes Research Fund sponsor for the past five years, raising over $150,000 in funds through store "sneaker" sales and associate team sponsorships.
- Glen's Markets has been the title sponsor of the Gaylord Gus Macker 3-on-3 Charity Basketball Tournament since 1990. Northern Michigan's largest 3-on-3 basketball tournament benefits Otsego County United Way and more than 25 other local charities. Since the first tournament held in 1990, the event has raised over $425,000.

Overview

Spartan Stores, Inc. is a premier regional grocery retailer and grocery and convenience distributor, operating principally in Michigan and Ohio. Spartan Stores was originally formed as a food distribution cooperative in 1917 but converted to a for-profit business corporation in 1973. We have historically focused on the distribution of groceries and related merchandise to independently owned stores. However, since January 1999, we have completed six acquisitions of grocery store chains. We operate three primary business segments: retail grocery, grocery distribution and convenience distribution. We also operate a real estate segment.

Our retail grocery segment operates 100 retail grocery stores in Michigan and Ohio under the banners *Food Town, Family Fare Supermarkets, Glen's Markets, Great Day Food Centers, Prevo's Family Markets* and *Ashcraft's Markets* and 25 deep discount food/drug combination stores in Ohio and Michigan under the banner *The Pharm*. Our retail grocery stores average approximately 40,000 square feet and have a "neighborhood market" focus to distinguish them from supercenters and limited assortment stores.

Our grocery distribution segment provides approximately 40,000 products and 2,400 private label grocery and general merchandise items to more than 450 stores, including more than 330 independently owned grocery stores and 125 company-owned stores. We also provide many value-added services to grocery distribution customers, including advertising, merchandising and other administrative services.

Our convenience distribution segment provides a broad selection of tobacco products, specialty foods, grocery products and other items to approximately 3,800 convenience stores and other retail locations in Michigan, Ohio, Indiana, Kentucky, Tennessee and Pennsylvania out of three distinct convenience distribution centers. We also operate 12 cash and carry outlets in Michigan and Ohio that serve approximately 2,800 additional stores.

Our results of operations from period to period can be significantly impacted by fluctuations in the level of net sales between our business segments. Our retail grocery segment generally produces significantly higher gross margins as a percent of net sales than our distribution segments. However, our retail grocery segment also generally incurs significantly higher selling, general and administrative (SG&A) expenses as a percent of sales.

The results of operations of our convenience distribution segment are also subject to significant fluctuations due to the effects of price increases in tobacco products, which generally significantly impact sales and also result in periodic inventory gains.

Results of Operations

The following table sets forth items from our Consolidated Statements of Earnings as percents of net sales:

Year Ended	March 30, 2002	March 31, 2001	March 25, 2000
Net sales	100.0%	100.0%	100.0%
Gross margin	17.0	15.6	12.8
Less:			
Selling, general and administrative expenses	15.9	13.8	11.4
Interest expense	0.8	0.9	0.9
Interest income	(0.1)	(0.1)	(0.1)
Other, net	(0.1)	(0.1)	(0.2)
Total	16.5	14.5	12.0
Earnings before income taxes and discontinued operations	0.5	1.1	0.8
Income taxes	0.2	0.4	0.3
Net earnings	0.3%	0.7%	0.6%

Results of Operations for the Fiscal Year Ended March 30, 2002 Compared to the Fiscal Year Ended March 31, 2001

Net Sales

Net sales decreased $4.7 million, or 0.1%, from $3,505.9 in fiscal 2001 to $3,501.2 million in fiscal 2002.

Fiscal 2002 consisted of 52 weeks compared with 53 weeks in fiscal 2001. Excluding the estimated effect of an early Easter holiday during fiscal 2002 and the 53rd week of sales in fiscal 2001, net sales would have increased 1.5%, from $3,440.9 million to $3,492.7 million.

Net sales in our retail grocery segment increased $273.2 million, or 23.5%, from $1,160.6 million to $1,433.8 million. The increase reflects additional sales of $278.7 million from the merger with Seaway Food Town, Inc. ("Food Town") in the second quarter of fiscal 2001 and our acquisition of Prevo's Family Markets, Inc.

("Prevo's") in the fourth quarter of fiscal 2001. Excluding the 53rd week of sales in the prior year and the early Easter holiday in fiscal 2002, we estimate that sales would have increased $292.8 million, or 25.8%. Excluding the 53rd week of sales and the early Easter holiday in fiscal 2002, we estimate that same-store sales declined 3.2%. Same-store sales decreases are driven by increased competitive conditions in our Ohio markets, weak economic conditions in Michigan and a slow tourism season due to an uncharacteristically warm winter affecting the 37 stores in our tourism-dependent northern Michigan market.

In response to the retail same-store sales declines, we have implemented plans to improve operations in our subsidiaries that operate retail grocery stores under the *Food Town* banner and deep discount food/drug combination stores under *The Pharm* banner in Ohio and southeastern Michigan. The plans focus on customers' in-store experiences, product offering, quality, selection and value, community involvement and quality of physical facilities. We continue to evaluate other acquisition opportunities in the retail grocery industry and, while currently focused on our operational performance, expect acquisitions to contribute to future sales growth.

Net sales in our grocery distribution segment, after intercompany eliminations, declined $244.0 million, or 17.2%, from $1,422.5 million to $1,178.5 million. The decrease primarily resulted from our acquisition of a grocery distribution segment customer during fiscal 2001 (requiring the reclassification of $62.3 million of sales to that customer from our grocery distribution segment to our retail grocery segment), the loss of a customer in the second quarter of fiscal 2002 and the third quarter of fiscal 2001 totaling $114.6 million in sales for the comparable periods, a 53rd week of sales in fiscal 2001 which favorably affected sales in that year by an estimated $22.1 million, and declines in sales of grocery and general merchandise products due to current Michigan economic conditions and continued competitive market conditions. Partially offsetting the decrease were increases in sales of perishables of $12.1 million and an estimated increase in sales of $4.3 million as a result of the early Easter holiday in fiscal 2002.

Net sales in our convenience distribution segment decreased $33.1 million, or 3.6%, from $915.2 million to $882.1 million. The decrease is the result of a 53rd week of sales in fiscal 2001, the impact of customers lost in fiscal 2001 and 2002, decreases in cigarette sales volume to grocery stores as a result of higher cigarette prices and the competition of discount tobacco stores and wholesale clubs, partially offset by cigarette price inflation, and new business that we obtained in fiscal 2002. Excluding the 53rd week in the prior year, we estimate that net sales would have decreased $15.1 million, or 1.7%.

Gross Margin

Gross margin increased by $51.0 million, or 9.4%, from $545.3 million to $596.3 million. As a percent of net sales, gross margin increased from 15.6% to 17.0%. The increase was primarily the result of the increase in retail grocery sales as a percent of consolidated net sales, from 33.1% in fiscal 2001 to 41.0% in fiscal 2002. This increase was partially offset by a lower convenience distribution segment gross margin related to cigarette price increases and competitive pricing pressures. Additionally, we believe that declining economic conditions, layoff announcements and uncertain employment conditions caused many grocery customers to purchase lower margin food products.

Selling, General and Administrative Expenses

SG&A expenses increased $73.7 million, or 15.2%, from $483.9 million to $557.6 million, and were 15.9% of net sales compared to 13.8% last year. The increase was primarily due to the increased sales of our retail grocery segment, which generates a higher SG&A expense percent than our distribution segments, and lower sales volumes, which resulted in less leveraging of existing infrastructure. Annualized savings of approximately $6 million have been realized due to synergies resulting from the Food Town merger.

We signed a new labor agreement with our Grand Rapids warehouse associates and drivers in fiscal 2002. This agreement will allow improved work rule flexibility and is expected to result in reduced operating expenses in the future. In January 2002, as part of our continuing focus on reducing our operating costs, we announced a corporate restructuring which resulted in an approximate 5% reduction in corporate and administrative staff. Additionally, we plan to continue our efforts to lower our operating cost structure during fiscal 2003. In April 2002, a further reduction of approximately 50 administrative staff associates was made.

Interest Expense

Interest expense decreased $4.4 million, or 14.3%, from $31.2 million to $26.8 million, and was 0.8% of net sales for fiscal 2002 compared to 0.9% for fiscal 2001. Total average borrowings increased to $333.6 million from $318.0 million for the prior year as a result of the Food Town and Prevo's acquisitions and borrowings on the revolving credit component of our senior secured credit facility, partially offset by debt repayments of $42.2 million. The effective borrowing rate (computed to take the effect of interest rate hedging into account) decreased to 8.02% at March 30, 2002 from 9.83% at March 31, 2001.

Interest Income

Interest income was unchanged as a percentage of sales compared to fiscal 2001. In the second quarter of fiscal 2002, we received $0.4 million in interest related to federal income tax refunds for prior years' filings. Interest income has been adversely impacted by lower interest rates in fiscal 2002, our reduced excess cash due to acquisitions, and reduced marketable securities holdings due to the sale of our insurance segment. (See "Discontinued Operations" below).

Other, Net

Other, net remained fairly constant. During fiscal 2002, other, net consisted primarily of $2.1 million in sales of real estate and $1.4 million in sales of stock in both suppliers and a service provider. Partially offsetting these gains was an impairment loss of $1.0 million on certain assets. During fiscal 2001, other, net consisted primarily of $3.3 million in gains on sales of real estate, offset by an impairment loss of $1.1 million on certain technology-related equipment.

Income Taxes

Our effective tax rate decreased from 37.6% for fiscal 2001 to 32.8% for fiscal 2002. During the second quarter of fiscal 2002, we reached a settlement with the Internal Revenue Service regarding certain deductions taken in prior years. The resulting refund reduced income tax expense by $0.7 million.

Results of Operations for the Fiscal Year Ended March 31, 2001 Compared to the Fiscal Year Ended March 25, 2000

Net Sales

Net sales increased by $475.0 million, or 15.7%, from $3,030.9 million in fiscal 2000 to $3,505.9 million in fiscal 2001. Fiscal 2001 consisted of 53 weeks compared with 52 weeks in fiscal 2000.

Net sales in our retail grocery segment increased $620.5 million, or 114.9%, from $540.1 million in fiscal 2000 to $1,160.6 million in fiscal 2001. The increase reflects additional sales of $552.4 million from our acquisition of retail stores during the first and third quarters of fiscal 2000, the merger with Food Town in the second quarter of fiscal 2001, our acquisition of Prevo's in the fourth quarter of fiscal 2001, as well as a 6.5%, or $68.1 million, increase in same-store sales. Same-store sales increases resulted primarily from improved marketing programs, better in-stock positions in acquired stores, expanded hours of operation at some stores and an aggressive advertising campaign in the third quarter of fiscal 2001.

Net sales in our grocery distribution segment declined $143.3 million, or 9.2%, from $1,565.8 million to $1,422.5 million. The decrease primarily resulted from our acquisition of grocery distribution segment customers during fiscal 2000 and 2001 (requiring the reclassification of $70.6 million of sales to these customers from our grocery distribution segment to our retail grocery segment), the loss of a customer that generated sales of $71.5 million and declines in sales of grocery and general merchandise products due to continued competitive market conditions. Partially offsetting these declines were the 53rd week of sales in fiscal 2001, which added an estimated $22.1 million to sales in that year, and increases in sales of perishables and other direct sales.

Net sales in our convenience distribution segment increased $0.5 million, or 0.1%, from $914.7 million to $915.2 million. The increase is the result of cigarette price inflation and a 53rd week of sales in fiscal 2001. Excluding the extra week of sales, our convenience distribution segment's sales declined as a result of increased competition in its markets and our acquisition of retail grocery stores that were convenience distribution segment customers with respect to tobacco products, candy and similar items (requiring the reclassification of $16.6 million of sales to these customers to our retail grocery segment).

Gross Margin

Gross margin increased by $157.9 million, or 40.8%, from $387.4 million to $545.3 million. As a percent of net sales, gross margin increased from 12.8% to 15.6%. The increases reflect the increase in retail grocery sales from 17.8% of our consolidated net sales in fiscal 2000 to 33.1% in fiscal 2001, and improvements in the gross margins of our retail grocery and grocery distribution segments. These factors were partially offset by a 0.3% lower convenience distribution gross margin.

Selling, General and Administrative Expenses

SG&A expenses increased by $138.9 million, or 40.3%, from $345.0 million to $483.9 million, and as a percent of net sales increased from 11.4% to 13.8%. The increase was primarily due to increased sales of our retail grocery segment, which generates a higher SG&A expense percent than our distribution segments, and additional spending for promotional programs in certain markets.

Interest Expense

Interest expense increased by $3.9 million, or 14.3%, from $27.3 million to $31.2 million. As a percent of net sales, interest expense was constant at 0.9%. Total average borrowings increased to $318.0 million from $283.5 million for the prior year, primarily as a result of the Food Town and Prevo's acquisitions. The effective borrowing rate (computed to take the effect of interest rate hedging into account) increased to 9.83% at March 31, 2001 from 9.63% at March 25, 2000.

Interest Income

Interest income decreased slightly from fiscal 2000 due to cash used for retail acquisitions.

Other, Net

Other, net of $2.5 million for fiscal 2001 consisted primarily of a $3.3 million gain on the sale of three real estate properties, partially offset by an impairment loss of $1.1 million on technology-related equipment in the grocery distribution segment.

Discontinued Operations

During fiscal 2000, we sold all of the issued and outstanding shares of capital stock of Shield Benefit Administrators, Inc., a wholly owned subsidiary in our insurance segment. The gain on sale of $0.2 million was recognized in fiscal 2000.

During the fourth quarter of fiscal 2001, we sold the insurance agency component of our insurance segment and approved a plan to discontinue the remaining operations of our insurance segment. Accordingly, results of operations of our insurance segment and the estimated net loss on disposal were recorded as discontinued operations.

On December 31, 2001, we paid approximately $5 million to cede (transfer) a portion of our reinsurance loss portfolio to an unrelated third party. At that time, we also transferred the remaining underwriting, safety and claims components that had been previously retained to another unrelated third party. At March 30, 2002, we had approximately $6.6 million remaining in insurance reserves for open claims liabilities related to policies that were not ceded. We will remain obligated under these policies until all claims are closed and have retained an independent third party administrator to manage these claims. We have not retained any further insurance operations. As the timing and final terms of this transaction were different than initially anticipated, additional costs associated with discontinuing the operations of the insurance segment were recorded in fiscal 2002.

All financial information in this Annual Report has been adjusted for the discontinuance of the insurance segment.

Critical Accounting Policies

The discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts. On an ongoing basis, we evaluate our estimates, including those related to bad debts, inventories, intangible assets, assets held for sale, long-lived assets, income taxes, self-insurance, closed store reserves, retirement benefits and contingencies and litigation. We base our estimates on historical experience and on various other assumptions and factors that we believe to be reasonable under the circumstances. Based on our ongoing review, we will make adjustments as facts and circumstances dictate.

We believe that the following represent the more critical estimates and assumptions used in the preparation of our consolidated financial statements.

Insurance Reserves

We are primarily self-insured for workers' compensation and health care costs. Additionally, the discontinued insurance segment has provided commercial insurance coverage for fire and other casualties, liability, automobile, fidelity, theft, bonds, workers' compensation, business interruption and group health plans. We record substantially all of our insurance liabilities based upon actuarial computations using actual claims data and estimates of claims incurred but not yet reported. If a greater amount of claims is incurred compared to estimates or health care costs increase more than anticipated, recorded reserves may be insufficient and additional costs could be recorded in the consolidated financial statements.

Asset Impairment

We review and evaluate long-lived assets for impairment when events or circumstances indicate that the carrying amount of an asset may not be recoverable. When the undiscounted future cash flows are not sufficient to recover an asset's carrying amount, a discounted cash flow model is utilized to determine the impairment loss to be recorded. Long-lived assets to be disposed of are reported at the lower of carrying amount or fair value, less the cost to sell. Fair values are determined by independent appraisals or expected sales prices developed by certified valuation specialists. Estimates of future cash flows and expected sales prices are judgments based upon our experience and knowledge of operations. These estimates project cash flows several years into the future and are affected by changes in the economy, real estate market conditions and inflation.

For stores to be closed that are subject to long-term lease commitments, reserves are recorded based upon the present value of remaining lease payments, net of estimated sublease recovery. If real estate and leasing markets change, additional reserves could be required.

Discontinued Operations

The insurance segment is reflected as a discontinued operation in the consolidated financial statements. We have recorded estimates of expected liabilities to be incurred through their eventual discharge, which is expected to be several years in the future. The most significant liability remaining is for outstanding insurance claim loss reserves which have been actuarially determined.

Liquidity and Capital Resources

Net cash provided by operating activities was $34.2 million in fiscal 2002, $56.9 million in fiscal 2001 and $52.5 million in fiscal 2000. The decrease in net cash provided by operating activities in fiscal 2002 is primarily the result of decreased net income and changes in working capital related to slower inventory turns. Net cash provided by operating activities increased in fiscal 2001 due to increased net income.

Net cash used in investing activities was $16.3 million, $120.2 million and $32.8 million for fiscal 2002, fiscal 2001 and fiscal 2000, respectively. Cash used in investing activities decreased in fiscal 2002 primarily due to the acquisitions of Food Town and Prevo's in the prior year, offset partially by increased capital expenditures for the retail store remodeling campaign and systems integration during the current year. Cash used by investing activities increased in fiscal 2001 primarily due to increased capital expenditures and cash used for the acquisitions of Food Town and Prevo's.

Net cash used in financing activities was $25.6 million for fiscal 2002 due primarily to debt repayments, partially offset by borrowings on the revolving credit component of our senior secured credit facility, other long-term borrowings and proceeds from the sale of common stock. Cash provided by financing activities was $48.5 million for fiscal 2001 due primarily to cash borrowed to finance the acquisitions of Food Town and Prevo's, partially offset by debt repayments. Net cash used in financing activities was $12.0 million in fiscal 2000 due primarily to debt repayments and purchases of our common stock.

Our principal sources of liquidity are cash generated from operations and borrowings under a senior secured credit facility dated March 18, 1999, as amended. The credit facility consists of (1) a revolving credit facility in the amount of $100 million with a term of six years, (2) a term loan A in the amount of $100 million with a term of six years, (3) an acquisition facility in the amount of $75 million with a term of seven years and (4) a term loan B in the amount of $150 million with a term of eight years. At March 30, 2002, $286.5 million was outstanding under the credit facility. Available borrowings under the credit facility are based on stipulated levels of earnings before interest, income taxes, depreciation and amortization, as defined in the credit facility. The credit facility contains covenants that include the maintenance of certain financial ratios. At March 30, 2002, Spartan Stores was in compliance with the credit facility covenants. On September 14, 2002, certain of the financial covenants will become more restrictive. Spartan Stores anticipates that it may not be able to comply with the more restrictive senior debt to EBITDA (as defined) covenant in fiscal 2003. However, management believes that it has the ability to renegotiate its covenants and, if needed, secure alternative sources of available financing.

The credit agreement which governs our senior secured credit facility also limits our ability to make "restricted payments." Payment of cash dividends and other restricted payments are permitted only under conditions specified and are limited to amounts determined under specific and detailed formulas and allowances provided in the bank credit agreement. "Restricted payments" include cash dividends, as well as redemption of shares and a variety of other types of payments. Currently, payment of cash dividends in limited amounts would be permitted under the bank credit facility. The covenants in the bank credit agreement could prohibit or limit the amount of dividends in the future. We intend to use any net earnings in our operations, to repay debt, to acquire additional retail operations and to make restricted payments other than cash dividends. We do not anticipate paying any cash dividends for the foreseeable future, regardless of whether they are or are not permitted by the credit agreement.

We have offered non-subordinated variable rate promissory notes to the public. The notes are offered in minimum denominations of $1,000 and may be issued by us at any time, although our credit facility restricts the total amount outstanding under the offering to approximately $15.0 million. The non-subordinated variable rate promissory notes are issued under a "shelf" registration statement filed with the Securities and Exchange Commission, effective February 26, 2001, which provides for the issuance of up to $100 million of debt securities. At March 30, 2002, approximately $13.1 million of these notes were outstanding.

Our current ratio increased from 1.34 to 1.00 at March 31, 2001 to 1.62 to 1.00 at March 30, 2002 and working capital increased from $82.2 million at March 31, 2001 to $113.7 million at March 30, 2002.

Our long-term debt to equity ratio at March 30, 2002 decreased to 1.28 to 1.00 from 1.41 to 1.00 at March 31, 2001. The decrease was primarily due to net income generated during the year and additional principal payments. Management continues to evaluate other acquisition opportunities, which could result in additional borrowings and additional leases being entered into if consummated, in turn increasing our leverage position.

Our total capital structure includes borrowings under the senior secured credit facility, non-subordinated variable rate promissory notes, various other debt instruments, leases and shareholders' equity. Management believes that cash generated from operating activities and available borrowings under the credit facility will likely be sufficient to support operations under current circumstances.

The table below presents our significant contractual obligations as of March 30, 2002:

(In thousands)

Fiscal Year	Long-Term Debt	Operating Leases	Total Contractual Obligations
2003	$ 25,948	$ 27,361	$ 53,309
2004	50,412	25,487	75,899
2005	42,811	23,536	66,347
2006	32,583	21,223	53,806
2007	161,332	18,597	179,929
Thereafter	8,047	93,659	101,706
Total	$ 321,133	$ 209,863	$ 530,996

Recent Accounting Pronouncements

On April 1, 2001, we adopted Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities". SFAS No. 133, as amended and interpreted, establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. All derivatives, whether designated in hedging relationships or not, are required to be reported on the balance sheets at fair value. If the derivative is designated as a cash-flow hedge, changes in fair value of the derivative are recorded in accumulated other comprehensive income (loss) ("AOCI") and recognized in the statements of earnings as realized. SFAS No. 133 defines new requirements for designation and documentation of hedging relationships as well as ongoing effectiveness assessments in order to use hedge accounting. For a derivative that does not qualify as a hedge, changes in fair value will be recognized in earnings. We recorded a cumulative transition adjustment loss of $1.6 million in AOCI on April 1, 2001 (net of related income tax of $0.8 million) and a current year loss of $0.9 million in AOCI (net of related income tax of $0.5 million) pertaining to our interest rate swaps in accordance with SFAS No. 133.

The Financial Accounting Standards Board ("FASB") recently issued SFAS No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets." Adoption of these statements became effective for us as of the beginning of fiscal 2003, and resulted in modifications relating to our accounting for intangible assets. Specifically, we ceased amortizing goodwill on March 31, 2002. For fiscal 2002, fiscal 2001 and fiscal 2000, total goodwill amortization was $4.1 million, $2.3 million and $2.2 million, respectively. Intangible assets with indefinite lives, including goodwill, are also subjected to new impairment testing criteria. As a result of adopting these statements, we recorded a cumulative effect of a change in accounting principle to recognize an impairment of goodwill in the retail grocery segment of approximately $42 million in the first quarter of fiscal 2003.

In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which replaces SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," and provisions of Accounting Principles Board (APB) Opinion No. 30, "Reporting the Results of Operations – Reporting the Effects of Disposal of a Segment of Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," for the disposal of segments of a business. The statement creates one accounting model, based on the framework established in SFAS No. 121, to be applied to all long-lived assets, including discontinued operations. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001. We have determined that our current policy for the impairment of long-lived assets is consistent with SFAS No. 144.

Forward-Looking Statements

The matters discussed in this Annual Report include "forward-looking statements" about our plans, strategies, objectives, goals or expectations. These forward-looking statements are identifiable by words or phrases indicating that Spartan Stores or management "expects," "anticipates," "projects," "plans," "believes," "estimates," "intends" or is "optimistic" that a particular occurrence "may result," "could result" or "will likely result" or that a particular event "may occur," "could occur" or "will likely occur" in the future or similarly stated expectations. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this Annual Report. In addition to other risks and uncertainties described in connection with the forward-looking statements contained in this Annual Report, there are many important factors that could cause actual results to differ materially. Our ability to strengthen our Ohio retail-store performance; improve sales growth; increase profit margin; reduce operating cost structures; and implement the other plans, strategies, objectives, goals or expectations described in this Annual Report will be affected by, among other factors, those discussed below, as well as changes in economic conditions generally or in the markets and geographic areas that we serve and adverse effects of the changing food and distribution industries.

Anticipated future sales are subject to competitive pressures from many sources. Our retail grocery and grocery and convenience distribution businesses compete with many warehouse discount stores, supermarkets, pharmacies and product manufacturers. Additionally, future sales will be dependent on the number of retail stores that we own and operate and competitive pressures in the retail industry. Sales volumes in our convenience distribution segment may continue to be negatively impacted by increased cigarette prices. Competitive pressures in these and other business segments may result in unexpected reductions in sales volumes, product prices or service fees.

Our operating and administrative expenses may be adversely affected by unexpected costs associated with, among other factors: the integration of the business operations of our retail acquisitions and retail and distribution operations; future business acquisitions, including additional retail stores; difficulties in the operation of the current business segments; difficulties in the assimilation of acquired personnel, operations, systems or procedures; inability to realize synergies in the amounts or within the time frame expected by management; adverse effects on existing business relationships with independent retail grocery store customers; difficulties in the retention or hiring of employees for the acquired businesses; labor shortages, stoppages or disputes; business divestitures; increased transportation or fuel costs; current or future lawsuits and administrative proceedings; and loss of customers or suppliers.

Our future interest expense and income also may differ from current expectations, depending upon, among other factors: the amount of additional borrowings necessary for retail store acquisitions and operations; changes in the interest rate environment; cigarette inventory levels; retail property sales; and the amount of fees received on delinquent accounts. The availability of our senior secured credit facility depends on continued compliance with the credit facility.

Furthermore, events resulting from the terrorist attacks of September 11, 2001 and other acts of violence or war create considerable economic and political uncertainties which could have adverse effects on consumer buying behavior, fuel costs, shipping and transportation, product imports and other factors affecting our company and the grocery industry generally.

This section is intended to provide meaningful cautionary statements for purposes of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. This should not be construed as a complete list of all economic, competitive, governmental, technological and other factors that could adversely affect our expected consolidated financial position, results of operations or liquidity. We undertake no obligation to update or revise our forward-looking statements to reflect developments that occur or information obtained after the date of this Annual Report.

Quantitative and Qualitative Disclosure About Market Risk

We are exposed to interest rate risk related to our outstanding debt and notes receivable from customers. The interest rate paid on a majority of our outstanding debt is vulnerable to changes in the prime rate, the federal funds rate or the Eurodollar rate. Interest received on notes receivable from customers is vulnerable to changes in the prime rate. We do not use financial instruments or derivatives for trading or speculative purposes.

We manage interest rate risk on a portion of our debt through the use of interest rate swap agreements that are effective from June 30, 1999 to June 30, 2003. Under the terms of the agreements, we are protected against increases in interest rates from and after the date of the agreements in the initial aggregate notional amount of $162.5 million, which amount decreases in proportion to principal payments made on term loan A and term loan B under our senior secured credit facility. The aggregate notional amount will be $123.7 million at the end of the agreements' four-year term.

The following table sets forth the maturities of our debt outstanding as of March 30, 2002:

(In thousands)

Fiscal Year	
2003	$ 25,948
2004	50,412
2005	42,811
2006	32,583
2007	161,332
Thereafter	8,047
Carrying value at March 30, 2002	$ 321,133
Fair value at March 30, 2002	$ 319,628
Weighted average rate for fiscal 2002	8.02%

SELECTED FINANCIAL DATA

The following table provides selected historical consolidated financial information of Spartan Stores. The historical information of Spartan Stores was derived from its audited consolidated financial statements for and as of each of the five fiscal years ended March 28, 1998 through March 30, 2002. Fiscal 2001 was a 53-week year. Certain reclassifications have been made to the fiscal 1998 through fiscal 2001 selected financial data to conform to the fiscal 2002 presentation.

(In thousands, except per share data)	Year Ended				
	March 30, 2002	March 31, 2001(A)	March 25, 2000	March 27, 1999	March 28, 1998
Statements of Earnings Data:					
Net sales	$ 3,501,153	$ 3,505,923	$ 3,030,917	$ 2,655,854	$ 2,473,306
Cost of sales	2,904,865	2,960,582	2,643,490	2,397,818	2,234,165
Gross margin	596,288	545,341	387,427	258,036	239,141
Selling, general and administrative	557,580	483,879	344,993	224,580	215,468
Restructuring charge (credit) (B)	—	—	(4,521)	5,698	—
Interest expense, net	24,527	27,044	22,802	7,495	8,928
Other gains, net	(2,767)	(2,542)	(1,491)	(1,188)	(3,906)
Earnings before income taxes, discontinued operations and extraordinary item	16,948	36,960	25,644	21,451	18,651
Income taxes	5,610	13,925	9,653	7,909	6,710
Earnings before discontinued operations and extraordinary item	11,338	23,035	15,991	13,542	11,941
Discontinued operations, net of taxes (C)	(1,491)	407	1,203	2,288	2,293
Extraordinary item, net of taxes	—	—	—	(1,031)	—
Net earnings	$ 9,847	$ 23,442	$ 17,194	$ 14,799	$ 14,234
Weighted average shares outstanding (D)	19,549	17,333	13,432	14,508	15,136
Earnings from continuing operations per share	$ .58	$ 1.33	$ 1.19	$ .93	$ .79
Basic earnings per share	.50	1.35	1.28	1.02	.94
Cash dividends per share	—	.0125	.05	.05	.05
Balance Sheet Data:					
Total assets	$ 746,540	$ 801,543	$ 568,555	$ 521,546	$ 406,133
Property and equipment, net	268,315	285,988	178,591	158,348	161,112
Working capital	113,711	82,199	91,574	103,281	64,589
Long-term obligations	304,892	315,203	266,071	277,126	108,310
Shareholders' equity	231,492	218,413	126,007	121,062	114,192

(A) See Note 3 to Consolidated Financial Statements
(B) See Note 5 to Consolidated Financial Statements
(C) See Note 4 to Consolidated Financial Statements
(D) See Note 13 to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF EARNINGS

Spartan Stores, Inc. and Subsidiaries
(In thousands, except per share data)

	Year Ended		
	March 30, 2002	March 31, 2001	March 25, 2000
Net sales	$ 3,501,153	$ 3,505,923	$ 3,030,917
Cost of goods sold	2,904,865	2,960,582	2,643,490
Gross margin	596,288	545,341	387,427
Other costs and expenses			
Selling, general and administrative	557,580	483,879	344,993
Restructuring charge (credit)	—	—	(4,521)
Interest expense	26,760	31,243	27,294
Interest income	(2,233)	(4,199)	(4,492)
Other gains, net	(2,767)	(2,542)	(1,491)
Total other costs and expenses	579,340	508,381	361,783
Earnings before income taxes and discontinued operations	16,948	36,960	25,644
Income taxes	5,610	13,925	9,653
Earnings before discontinued operations	11,338	23,035	15,991
Discontinued operations			
(Loss) earnings from discontinued insurance segment (less applicable taxes of ($804), $434 and $653)	(1,491)	806	1,203
Loss on disposal of insurance segment (less applicable taxes of $207)	—	(399)	—
(Loss) earnings from discontinued operations	(1,491)	407	1,203
Net earnings	$ 9,847	$ 23,442	$ 17,194
Basic and diluted earnings per share			
Earnings from continuing operations	$ 0.58	$ 1.33	$ 1.19
Net earnings	$ 0.50	$ 1.35	$ 1.28
Weighted average shares			
Basic	19,549	17,333	13,432
Diluted	19,690	17,345	13,439

See notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

Spartan Stores, Inc. and Subsidiaries
(In thousands)

Assets	March 30, 2002	March 31, 2001
Current assets		
Cash and cash equivalents	$ 13,903	$ 21,577
Marketable securities	10,370	21,978
Accounts receivable, net	84,533	87,565
Inventories	179,319	180,750
Prepaid expenses	8,427	8,399
Deferred taxes on income	692	3,894
Total current assets	297,244	324,163
Other assets		
Goodwill, net	155,243	155,737
Other, net	25,738	35,655
Total other assets	180,981	191,392
Property and equipment		
Land and improvements	40,211	48,191
Buildings and improvements	203,105	200,826
Equipment	263,907	246,946
Total property and equipment	507,223	495,963
Less accumulated depreciation and amortization	238,908	209,975
Net property and equipment	268,315	285,988
Total assets	$ 746,540	$ 801,543

See notes to consolidated financial statements.

Liabilities and Shareholders' Equity	March 30, 2002	March 31, 2001
Current liabilities		
Accounts payable	$ 90,327	$ 113,828
Accrued payroll and benefits	26,624	37,158
Insurance reserves	17,263	20,840
Other accrued expenses	23,371	31,377
Current maturities of long-term debt	25,948	38,761
Total current liabilities	183,533	241,964
Deferred taxes on income	14,490	13,111
Other long-term liabilities	9,707	7,981
Postretirement benefits	12,133	12,852
Long-term debt	295,185	307,222
Shareholders' equity		
Common stock, voting, no par value; 50,000 shares authorized; outstanding 19,766 and 19,262 shares	115,722	109,868
Preferred stock, no par value; authorized 10,000 shares; no shares outstanding	—	—
Accumulated other comprehensive loss	(2,622)	—
Retained earnings	118,392	108,545
Total shareholders' equity	231,492	218,413
Total liabilities and shareholders' equity	$ 746,540	$ 801,543

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

Spartan Stores, Inc. and Subsidiaries
(In thousands, except per share data)

		Shares Outstanding	Common Stock Amount	Class A Common Stock Amount	Additional Paid-In Capital	Accumulated Other Comprehensive Loss	Retained Earnings	Total
Balance	March 28, 1999	10,844	$ —	$ 21,689	$ 13,815	$ —	$ 85,558	$ 121,062
Class A common stock transactions								
	Purchases	(1,225)	—	(2,451)	(2,908)	—	(10,320)	(15,679)
	Issuances	300	—	600	3,333	—	—	3,933
Net earnings		—	—	—	—	—	17,194	17,194
Cash dividends	$.05 per share	—	—	—	—	—	(503)	(503)
Balance	March 25, 2000	9,919	—	19,838	14,240	—	91,929	126,007
Class A common stock transactions								
	Purchases	(1)	—	(2)	(11)	—	—	(13)
	Issuances	53	—	105	596	—	—	701
Net earnings		—	—	—	—	—	23,442	23,442
Cash dividends	$.0125 per share	—	—	—	—	—	(125)	(125)
Stock dividend	.336 per share	3,351	—	6,701	—	—	(6,701)	—
Conversion to no par common stock		—	41,467	(26,642)	(14,825)	—	—	—
Common stock transactions								
	Purchases	(330)	(2,556)	—	—	—	—	(2,556)
	Issuances	6,270	70,957	—	—	—	—	70,957
Balance	March 31, 2001	19,262	109,868	—	—	—	108,545	218,413
Comprehensive income:								
Net earnings		—	—	—	—	—	9,847	9,847
Other comprehensive loss, net of tax:								
Cumulative effect of change in accounting for interest rate swap agreements		—	—	—	—	(1,588)	—	(1,588)
Unrealized loss on securities		—	—	—	—	(36)	—	(36)
Minimum pension liability adjustment		—	—	—	—	(137)	—	(137)
Net loss on interest rate swap agreements		—	—	—	—	(861)	—	(861)
Total other comprehensive loss		—	—	—	—	(2,622)	—	(2,622)
Total comprehensive income								7,225
Common stock transactions								
	Purchases	(4)	(33)	—	—	—	—	(33)
	Issuances	508	5,887	—	—	—	—	5,887
Balance	March 30, 2002	19,766	$ 115,722	$ —	$ —	$ (2,622)	$ 118,392	$231,492

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Spartan Stores, Inc. and Subsidiaries
(In thousands)

	Year Ended		
	March 30, 2002	March 31, 2001	March 25, 2000
Cash flows from operating activities			
Net earnings	$ 9,847	$ 23,442	$ 17,194
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Depreciation and amortization	48,551	39,445	32,063
Postretirement benefits	(976)	2,135	516
Deferred taxes on income	3,805	2,001	1,759
Other, net	(2,739)	(929)	(5,860)
Change in operating assets and liabilities, net of acquisitions:			
Marketable securities	11,552	(1,350)	430
Accounts receivable	2,909	8,554	(3,141)
Inventories	(448)	8,800	5,092
Prepaid expenses and other assets	319	(3,437)	1,642
Accounts payable	(23,500)	(13,011)	(3,534)
Accrued payroll and benefits	(10,534)	3,243	(243)
Insurance reserves	(3,577)	445	(47)
Other accrued expenses and other liabilities	(1,001)	(12,456)	6,608
Net cash provided by operating activities	34,208	56,882	52,479
Cash flows from investing activities			
Purchases of property and equipment	(35,236)	(36,527)	(14,843)
Net proceeds from the sale of assets	19,213	11,981	5,114
Restricted cash	—	—	78,144
Acquisitions, net of cash acquired	(2,106)	(96,694)	(101,188)
Other	1,857	1,030	(19)
Net cash used in investing activities	(16,272)	(120,210)	(32,792)
Cash flows from financing activities			
Proceeds from long-term borrowings	17,017	76,570	2,767
Repayment of long-term debt	(42,158)	(26,094)	(9,404)
Debt issuance costs	(1,242)	—	—
Proceeds from sale of common stock	806	701	3,933
Common stock purchased	(33)	(2,569)	(8,814)
Dividends paid	—	(125)	(503)
Net cash (used in) provided by financing activities	(25,610)	48,483	(12,021)
Net (decrease) increase in cash and cash equivalents	(7,674)	(14,845)	7,666
Cash and cash equivalents at beginning of year	21,577	36,422	28,756
Cash and cash equivalents at end of year	$ 13,903	$ 21,577	$ 36,422

See notes to consolidated financial statements.

NOTE 1

Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of Spartan Stores, Inc. and its subsidiaries ("Spartan Stores"). All significant intercompany accounts and transactions have been eliminated.

Company Ownership

Prior to August 2, 2000, Spartan Stores' former Class A common stock was substantially owned by its grocery distribution customers. Effective August 2, 2000, Spartan Stores listed its common stock on the National Market System of The Nasdaq Stock Market under the trading symbol "SPTN." A description of Spartan Stores' business is included in Note 14 to these consolidated financial statements.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect amounts reported therein. Due to the inherent uncertainty involved in making estimates, actual results reported in future periods may be based upon amounts which differ from those estimates.

Fiscal Year

Spartan Stores' fiscal year ends on the last Saturday of March. The fiscal years ended March 30, 2002 and March 25, 2000 consisted of 52 weeks. The fiscal year ended March 31, 2001 consisted of 53 weeks.

Fair Value Disclosures of Financial Instruments

Financial instruments include cash and cash equivalents, marketable securities, accounts and notes receivable, accounts and notes payable, long-term debt and interest rate swap agreements. The carrying amounts of cash and cash equivalents, accounts and notes receivable, and accounts and notes payable approximate fair value at March 30, 2002 and March 31, 2001 because of the short-term nature of these financial instruments. The fair value of marketable securities and the interest rate swap agreements are disclosed in Notes 6 and 7, respectively.

At March 30, 2002 the estimated carrying value of Spartan Stores' long-term debt (including current maturities) exceeded its fair value by approximately $1.5 million compared to $2.3 million at March 31, 2001. The estimated fair value was based on anticipated rates available to Spartan Stores for debt with similar terms and maturities. The unrealized pre-tax net loss on the interest rate swap agreements was $3.8 million at March 30, 2002 and $2.4 million at March 31, 2001.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash and highly liquid investments with an original maturity of three months or less at the date of purchase.

Marketable Securities

In fiscal 2002, investments in marketable securities are classified as available-for-sale and are reported at fair value with unrealized gains and losses recorded as accumulated other comprehensive income (loss) ("AOCI") in shareholders' equity. In fiscal 2001, the fair value of investments in marketable securities approximated amortized cost.

Accounts Receivable

Accounts receivable are shown net of allowances for credit losses of $3.9 million in fiscal 2002 and $2.8 million in fiscal 2001.

Inventory Valuation

Inventories are stated at the lower of cost or market using the last-in, first-out ("LIFO") method. If replacement cost had been used, inventories would have been $53.2 million and $53.9 million higher at March 30, 2002 and March 31, 2001, respectively. During fiscal 2002, fiscal 2001 and fiscal 2000, certain inventory quantities were reduced. These reductions resulted in liquidations of LIFO inventory carried at lower costs prevailing in prior years as compared with the costs of purchases in these years, the effect of which decreased the LIFO provision in fiscal 2002, fiscal 2001 and fiscal 2000 by $2.5 million, $1.8 million and $3.7 million, respectively.

Long-Lived Assets

Spartan Stores reviews and evaluates long-lived assets for impairment when events or circumstances indicate that the carrying amount of an asset may not be recoverable. When the undiscounted future cash flows are not sufficient to recover an asset's carrying amount, a discounted cash flow model is utilized to determine the impairment loss to be recorded. Long-lived assets to be disposed of are reported at the lower of carrying amount or fair value, less the cost to sell. Fair values are determined by independent appraisals or expected sales prices developed by certified valuation specialists. Estimates of future cash flows and expected sales prices are judgments based upon Spartan Stores' experience and knowledge of operations. These estimates project cash flows several years into the future and are affected by changes in the economy, real estate market conditions and inflation.

In fiscal 2001, the grocery distribution segment recognized an impairment loss of $1.1 million on certain technology-related equipment. In fiscal 2000, Spartan Stores recognized an impairment loss of $1.1 million on property vacated by a lessee that is currently being marketed by the real estate segment. Spartan Stores also recognized a $1.3 million impairment loss in fiscal 2000 in connection with the discontinuance of a logistics software implementation in the convenience distribution segment. These impairment losses are recorded in other gains, net in the Consolidated Statements of Earnings. Additionally, Spartan Stores recognized an impairment loss on the write-down of long-lived assets and the present value of future lease payments at stores to be closed of $1.6 million in fiscal 2000, which was included in selling, general and administrative expenses in the Consolidated Statements of Earnings.

The real estate segment currently has one property that is held for sale with an expected closing date in fiscal 2003. The carrying amount of this property is $1.4 million and is included in land in the Consolidated Balance Sheets. Any gain or loss recorded on the sale will be recorded in other gains, net in the Consolidated Statements of Earnings.

Goodwill

Goodwill is comprised of amounts paid in excess of the fair value of acquired net assets and is amortized on a straight-line basis over the estimated period benefited of 40 years. Goodwill is shown net of accumulated amortization of approximately $9.0 million and $4.9 million at March 30, 2002 and March 31, 2001, respectively.

Other Assets

Included in other assets are non-compete agreements, favorable terms on acquired leases and debt issuance costs which are being amortized over the terms of the related agreements.

During fiscal 2002, fiscal 2001 and fiscal 2000, net gains of approximately $1.4 million, $0.2 million and $2.6 million, respectively, were recognized from the sale of stock held in suppliers and service providers accounted for by the cost method and are included in other gains, net in the Consolidated Statements of Earnings.

Property and Equipment

Property and equipment are recorded at cost and depreciated over the shorter of the estimated useful lives or lease periods of the assets. Expenditures for normal repairs and maintenance are charged to operations as incurred. Depreciation is computed using the straight-line and declining balance methods as follows:

Land and improvements	15 to 40 years
Buildings and improvements	3 to 40 years
Equipment	3 to 20 years

Software development costs are capitalized and amortized between three and five-year periods commencing as each system is implemented.

Insurance Reserves

Insurance reserves include a provision for reported losses and incurred but not reported losses related to reinsurance policies which insure the run-off of retained risk associated with the discontinued insurance segment. Also included are provisions for workers' compensation, health and property insurance for which Spartan Stores is self-insured. Losses are recorded when reported and consist of individual case estimates. Incurred but not reported losses are actuarially estimated based on available historical information.

Taxes on Income

Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future. Such deferred income tax asset and liability computations are based on enacted tax laws and rates applicable to periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

Revenue Recognition

The retail grocery segment recognizes revenues from the sale of products at the point of sale. The grocery distribution and convenience distribution segments recognize revenues when products are shipped or ancillary services are provided. The real estate segment recognizes revenue according to the terms of the property leases.

Earnings Per Share

Basic earnings per share ("EPS") excludes dilution and is computed by dividing net earnings by the weighted-average number of common shares outstanding for the period. Diluted EPS is computed by increasing the weighted average number of common shares outstanding by the dilutive effect of the issuance of common stock for options outstanding under Spartan Stores' stock option plans.

Advertising Costs

Spartan Stores' advertising costs are expensed as incurred and included in selling, general and administrative expenses in the Consolidated Statements of Earnings. Advertising expenses were $10.8 million in fiscal 2002, $19.1 million in fiscal 2001 and $12.7 million in fiscal 2000.

Comprehensive Income

Comprehensive income is net earnings adjusted for the net loss on interest rate swap agreements including the cumulative effect of a change in accounting, unrealized gains and losses on securities and minimum pension liability, net of applicable income taxes.

New Accounting Standards

The Financial Accounting Standards Board ("FASB") recently issued Statement of Financial Accounting Standard ("SFAS") No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets." Adoption of these statements became effective for Spartan Stores as of the beginning of fiscal 2003, and resulted in modifications relating to Spartan Stores' accounting for intangible assets. Specifically, Spartan Stores ceased amortizing goodwill on March 31, 2002. For fiscal 2002, fiscal 2001 and fiscal 2000, total goodwill amortization was $4.1 million, $2.3 million and $2.2 million, respectively. Intangible assets with indefinite lives, including goodwill, are also subjected to new impairment testing criteria. As a result of adopting these statements, Spartan Stores recorded a cumulative effect of change in accounting principle to recognize an impairment of goodwill in the retail grocery segment of approximately $42 million in the first quarter of fiscal 2003.

In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which replaces SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," and provisions of Accounting Principles Board (APB) Opinion No. 30, "Reporting the Results of Operations – Reporting the Effects of Disposal of a Segment of Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," for the disposal of segments of a business. The statement creates one accounting model, based on the framework established in SFAS No. 121, to be applied to all long-lived assets, including discontinued operations. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001. Spartan Stores determined that its current policy for the impairment of long-lived assets is consistent with SFAS No. 144.

Reclassifications

Certain reclassifications have been made to the fiscal 2001 and fiscal 2000 financial statements to conform to the fiscal 2002 presentation.

NOTE 2

Cumulative Effect of a Change in Accounting Principle

Spartan Stores uses interest rate swap agreements that effectively convert a portion of variable rate debt to a fixed rate basis. These agreements are considered to be a hedge against changes in future cash flows. Accordingly, the interest rate swap agreements are included in other long-term liabilities in the Consolidated Balance Sheet as of March 30, 2002, and the related gain or loss on these contracts is deferred in shareholders' equity as a component of AOCI. There was no impact on earnings as all existing cash flow hedges are highly effective and, assuming the swap agreements continue to qualify as a hedge on the related debt, Spartan Stores expects no material impact on earnings in the next 12 months.

Spartan Stores recorded a cumulative transition adjustment loss of $1.6 million in AOCI on April 1, 2001 (net of related income tax of $0.8 million) and a current year loss of $0.9 million in AOCI (net of related income tax of $0.5 million) pertaining to its interest rate swap agreements in accordance with SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." Approximately $0.7 million of the after-tax transition adjustment loss recorded in AOCI was reclassified to interest expense during fiscal 2002. Approximately $3.1 million is expected to be reclassified to interest expense in fiscal 2003 resulting from the amortization of the pre-tax unrealized loss on the interest rate swap agreements that is included in AOCI.

SFAS No. 133, as amended and interpreted, establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. All derivatives, whether designated in hedging relationships or not, are required to be reported on the balance sheets at fair value. If the derivative is designated as a cash-flow hedge, changes in fair value of the derivative are recorded in AOCI and recognized in the statements of earnings as realized. SFAS No. 133 defines new requirements for designation and documentation of hedging relationships as well as ongoing effectiveness assessments in order to use hedge accounting. For a derivative that does not qualify as a hedge, changes in fair value will be recognized in earnings.

NOTE 3

Acquisitions

On March 4, 2001, Spartan Stores consummated a merger with Prevo's Family Markets, Inc. ("Prevo's"). Prevo's was a supermarket chain located in western and northern Michigan. The total purchase price of Prevo's was $36.1 million in cash. The excess of the purchase price over the fair value of assets and liabilities recorded was $26.1 million.

On August 1, 2000, Spartan Stores consummated a merger with Seaway Food Town, Inc. ("Food Town"). Food Town was a leading regional supermarket chain that operated supermarkets and deep discount drugstores predominantly in northwest and central Ohio and southeast Michigan. The purchase price of Food Town was $114.3 million, including cash of $36.2 million, the exchange of stock of $70.9 million, and a liability to dissenting shareholders of $7.3 million. At the date of the merger, 6.7 million shares of outstanding Food Town common stock were converted into the right to receive one share of Spartan Stores common stock and $5.00 in cash for each Food Town share. In addition, Spartan Stores received $0.5 million in cash and assumed certain liabilities of $85.7 million, which included $32.5 million of long-term debt, in conjunction with the Food Town merger. The holders of 443,300 shares of Food Town common stock provided notice of dissent from the merger. On September 17, 2001, Spartan Stores issued to the dissenting Food Town shareholders one share of Spartan Stores common stock and paid $4.75 for each share of the Food Town common stock held in aggregate by the dissenters in settlement of the dissenters' rights claims. The excess of the purchase price over the fair value of assets and liabilities recorded was $30.1 million.

The acquisitions of Food Town and Prevo's were accounted for as purchases and, accordingly, the acquired assets and assumed liabilities were included in the accompanying Consolidated Balance Sheets at fair market value. The excess of the purchase price over the fair value of Food Town's and Prevo's tangible assets and liabilities amounted to approximately $57.4 million and was assigned to goodwill. Of the total purchase price of Prevo's, $1.0 million is being held as contingent consideration until the related contingencies are discharged.

On May 19, 1999, Spartan Stores acquired certain assets and assumed certain liabilities of Glen's Market, Inc., Catt's Realty Co. and Glen's Pharmacy, Inc. (collectively, "Glen's") for $92.4 million in cash and assumed $13.0 million in debt. The acquisition was accounted for as a purchase and the excess of the purchase price over the fair value of the assets and liabilities recorded was $64.3 million.

All of the issued and outstanding shares of Family Fare, Inc., Family Fare Management Services, Inc. and Family Fare Trucking, Inc. (collectively "Family Fare") were acquired on March 29, 1999. All of the issued and outstanding shares of Great Day, Inc. and Great Day Pharmacy, Inc. (collectively "Great Day") were acquired on December 4, 1999. These acquisitions were accounted for as purchases and the excess of the purchase price for these two acquisitions of $47.2 million over the fair value of assets and liabilities recorded was $32.2 million.

All of the acquisitions discussed above have been accounted for as purchases and, accordingly, the fair value of acquired assets and assumed liabilities are included in the accompanying Consolidated Balance Sheets.

The Consolidated Statements of Earnings for fiscal 2002, fiscal 2001 and fiscal 2000 include the operations of each of the acquisitions from the date of purchase. The following unaudited pro forma information presents summary consolidated statement of earnings data of Spartan Stores as if the acquisitions had occurred as of March 26, 2000. These pro forma results are based on assumptions considered appropriate by management and include adjustments as considered necessary in the circumstances. These pro forma results have been prepared for comparative purposes only and do not purport to be indicative of results which would have actually been reported had the acquisitions taken place on March 26, 2000, or which may be reported in the future.

Pro Forma

(In thousands, except per share data)

	March 31, 2001
Net sales	$ 3,819,664
Earnings from continuing operations	27,168
Net earnings	27,575
Basic and diluted earnings per share:	
Earnings from continuing operations	$ 1.39
Net earnings	$ 1.41

NOTE 4

Divestiture

On March 3, 2000, Spartan Stores sold all of the issued and outstanding shares of capital stock of Shield Benefit Administrators, Inc. ("Shield Benefit"), a wholly owned subsidiary within Spartan Stores' insurance segment. The gain of $0.2 million was recognized in other gains, net in the Consolidated Statements of Earnings during fiscal 2000.

In January 2001, Spartan Stores approved a plan to discontinue the operations of the insurance segment. Accordingly, Spartan Stores reported the results of operations of the insurance segment and the estimated net loss on disposal as discontinued operations. Thus, amounts in the consolidated financial statements and related notes for all periods shown have been restated to reflect discontinued operations.

On December 31, 2001, Spartan Stores paid approximately $5 million to cede (transfer) a portion of its reinsurance loss portfolio to an unrelated third party. At that time, Spartan Stores also transferred the remaining underwriting, safety and claims component that had been previously retained to another unrelated third party. This transaction allowed Spartan Stores to reduce its outstanding letters of credit by $4.6 million. At March 30, 2002, Spartan Stores had approximately $6.6 million remaining in insurance reserves for open claims liabilities related to policies that were not ceded. Spartan Stores will remain obligated under these policies until all claims are closed and has retained an independent third party administrator to manage these claims. Spartan Stores has not retained any further insurance operations. Net loss from the insurance segment from the measurement date to March 30, 2002 totaled $1.0 million.

As of March 30, 2002, the remaining assets of the insurance segment totaling $23.7 million consisted primarily of cash, marketable securities and receivables; the remaining liabilities of $13.2 million consisted primarily of payables and insurance reserves.

During the fourth quarter of fiscal 2001, Spartan Stores sold the insurance agency component of its insurance segment. Spartan Stores recognized an estimated loss of $0.4 million on this sale.

Net sales for the discontinued insurance segment were $9.2 million, $13.6 million and $17.5 million for fiscal 2002, fiscal 2001 and fiscal 2000, respectively. (Loss) earnings per share for the discontinued insurance segment were $(0.08), $0.02 and $0.09 for fiscal 2002, fiscal 2001 and fiscal 2000, respectively.

NOTE 5

Restructuring Charge

In fiscal 1999, Spartan Stores' board of directors approved an initiative to replace its Plymouth, Michigan distribution center with a new multi-commodity distribution center. Accordingly, $6.5 million was accrued for contractual amounts to be paid under a collective bargaining agreement, severance pay and amounts due in connection with the withdrawal from the union pension plan. In fiscal 2000, because of the development of a significant commitment to the retail grocery segment and the potential for improved productivity at its Plymouth facility through negotiations with its collective bargaining workforce, Spartan Stores reconsidered its decision to close this facility and entered into a five-year lease agreement on the Plymouth distribution center. Therefore, Spartan Stores reduced the restructuring accrual by $5.6 million to reflect costs that no longer were expected to be incurred. Payments of $0.5 million and $0.4 million were made during fiscal 2001 and fiscal 2000, respectively, for related costs. No remaining accrual exists with respect to the previously planned closure of the Plymouth distribution center.

NOTE 6

Marketable Securities

The amortized cost and estimated fair value of marketable securities available-for-sale as of March 30, 2002 is shown below.

(In thousands)

	Amortized Cost	Gross Unrealized Holding Gains	Gross Unrealized Holding Losses	Estimated Fair Value
As of March 31, 2002:				
Securities available-for-sale:				
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$ 4,474	$ —	$ 167	$ 4,307
Debt securities issued by foreign governments, corporations and agencies	5,951	117	5	6,063
	$ 10,425	$ 117	$ 172	$ 10,370

In April 2002, approximately $9.0 million in marketable securities available-for-sale were sold. The proceeds received approximated amortized cost and were used to reduce outstanding long-term debt.

As of March 31, 2001, amortized cost of marketable securities available-for-sale approximated estimated fair value.

The amortized cost of marketable securities as of March 30, 2002, by contractual maturity, is shown below:

(In thousands)

Due in one year or less	$	2,289
Due after one year through five years		4,197
Due after five years through ten years		1,961
Due after ten years through fifteen years		1,978
	$	10,425

Actual maturities may differ from contractual maturities due to the exercise of prepayment options.

NOTE 7

Notes Payable and Long-Term Debt

Spartan Stores' long-term debt consists of the following:

(In thousands)

	March 30, 2002	March 31, 2001
Senior credit facility, Term loan A, due March, 2005, quarterly principal payments of $5,000	$ 60,000	$ 80,000
Senior credit facility, Term loan B, due March, 2007, semi-annual principal payments of $250	148,500	149,000
Senior credit facility, Acquisition facility, due March, 2006, quarterly principal payments of variable amounts	65,000	75,000
Senior credit facility, Revolving credit facility, due March 2005	13,000	—
Variable Rate Promissory Notes, unsecured, due March 31, 2003, interest payable quarterly at 1% below the prime rate	13,054	13,705
Other	21,579	28,278
	321,133	345,983
Less current portion	25,948	38,761
Total long-term debt	$ 295,185	$ 307,222

Spartan Stores has a $425.0 million senior secured credit facility dated March 18, 1999, as amended, consisting of (1) a revolving credit facility in the amount of $100.0 million with a term of six years, (2) a term loan A in the amount of $100.0 million with a term of six years, (3) an acquisition facility in the amount of $75.0 million with a term of seven years and (4) a term loan B in the amount of $150.0 million with a term of eight years. The credit facility provides for the issuance of letters of credit of which $13.0 million and $14.8 million were outstanding and unused as of March 30, 2002 and March 31, 2001, respectively. Interest rates payable on amounts borrowed under the credit facility are based on the prime rate, the federal funds rate or the Eurodollar rate, plus a stipulated margin. The term loan A facility bears interest at the 90-day Eurodollar rate plus 2.25% (4.8% at March 30, 2002), the term loan B facility bears interest at the 90-day Eurodollar rate plus 3.50% (5.5% at March 30, 2002) and the Acquisition facility bears interest at the 90-day Eurodollar rate plus 2.75% (5.1% at March 30, 2002).

The credit facility contains covenants that include the maintenance of certain financial ratios, restrictions on additional indebtedness and payments of cash dividends and restricted payments. At March 30, 2002, Spartan Stores was in compliance with the credit facility covenants. On September 14, 2002, certain of the financial covenants will become more restrictive. Spartan Stores anticipates that it may not be able to comply with the more restrictive senior debt to EBITDA (as defined) covenant in fiscal 2003. However, management believes that it has the ability to renegotiate its covenants and, if needed, secure alternative sources of available financing. The credit facility is secured by substantially all of Spartan Stores' assets.

Spartan Stores manages interest rate risk on a portion of its debt through the use of interest rate swap agreements that expire on June 30, 2003. Under the terms of the agreements, Spartan Stores is protected against increases in interest rates from and after the date of the agreements in the initial aggregate notional amount of $162.5 million, which decreases in proportion to principal payments made on term loan A and term loan B. The aggregate notional amount will be $123.7 million at the end of the agreements' four-year term. The interest rate swap agreements converted a portion of the credit facility from a floating rate obligation to a fixed rate obligation. As of March 30, 2002, the net unrealized loss on the $136.5 million interest rate swap agreements was $3.8 million compared to a $2.4 million unrealized loss at March 31, 2001. The fair value of the interest rate swap agreements is the amount at which it could be settled based on estimates obtained from lending institutions.

The notional amount is used quarterly in the determination of cash settlements under the agreements. The interest rate swap agreements expose Spartan Stores to credit losses from counter-party nonperformance, although losses are not anticipated from the agreements, which are with a major financial institution. The interest rate swap agreements are accounted for on the accrual basis. Amounts to be paid or received under the agreements are recognized as interest expense or income in the period they accrue. Spartan Stores does not hold or issue interest rate swap agreements for trading purposes.

The weighted average interest rates for fiscal 2002, fiscal 2001 and fiscal 2000 were 8.02%, 9.83% and 9.63%, respectively.

At March 30, 2002, long-term debt was due as follows:

(In thousands)

Fiscal Year	
2003	$ 25,948
2004	50,412
2005	42,811
2006	32,583
2007	161,332
Later	8,047
	$ 321,133

Spartan Stores has offered non-subordinated variable rate promissory notes to the public. The notes are offered in minimum denominations of $1,000 and may be issued by Spartan Stores at any time, although Spartan Stores' senior secured credit facility restricts the total amount outstanding under the offering to approximately $15.0 million. The non-subordinated variable rate promissory notes are issued under a "shelf" registration statement filed with the Securities and Exchange Commission, effective February 26, 2001, which provides for the issuance of up to $100 million of debt securities.

NOTE 8

Commitments and Contingencies

Spartan Stores has guaranteed payment of certain customers' indebtedness to financial institutions aggregating approximately $2.7 million at March 30, 2002. Spartan Stores also has guaranteed a lease of a customer which expires in 2017 with annual rental payments of $0.2 million. Spartan Stores charges an annual fee for each loan guarantee and lease guarantee and requires each customer receiving a guarantee to commit to minimum purchase requirements.

In June 2002, an amended complaint was refiled in a Tennessee state court by individual plaintiffs on behalf of the state of Tennessee and its taxpayers against the leading cigarette manufacturers operating in the United States and certain wholesalers and distributors, including J.F. Walker Company, Inc., a subsidiary of Spartan Stores. This case was initially filed in May 1997 and was removed to the United States District Court for the Eastern District of Tennessee. In March 2002, this case was dismissed.

Various other lawsuits and claims, arising in the ordinary course of business, are pending or have been asserted against Spartan Stores. While the ultimate effect of such actions cannot be predicted with certainty, management believes that their outcome will not result in a material adverse effect on the consolidated financial position, operating results or liquidity of Spartan Stores.

NOTE 9

Leases

Rental expense under operating leases was $30.7 million, $27.7 million and $20.0 million in fiscal 2002, fiscal 2001 and fiscal 2000, respectively. Rental expense paid to a related party was $0.5 million, $0.3 million and $0.0 million in fiscal 2002, fiscal 2001 and fiscal 2000, respectively. Future minimum obligations under operating leases in effect at March 30, 2002 are as follows:

(In thousands)

Fiscal Year	Used in Operations	Subleased to Others	Total
2003	$ 25,962	$ 1,399	$ 27,361
2004	24,088	1,399	25,487
2005	22,128	1,408	23,536
2006	19,973	1,250	21,223
2007	17,421	1,176	18,597
Later	88,181	5,478	93,659
Total	$ 197,753	$ 12,110	$ 209,863

One of Spartan Stores' subsidiaries leases retail store facilities to non-related entities. Of the stores leased, several are owned and others were obtained through leasing arrangements and are accounted for as operating leases. Substantially all of the leases provide for minimum and contingent rentals based upon stipulated sales volumes.

Owned assets, included in property and equipment, which are leased to others are as follows:

(In thousands)

		March 30, 2002		March 31, 2001
Land and improvements	$	10,507	$	13,889
Buildings		32,878		33,168
		43,385		47,057
Less accumulated depreciation		14,158		12,623
Net property	$	29,227	$	34,434

Future minimum rentals to be received under operating leases in effect at March 30, 2002 are as follows:

(In thousands)

Fiscal Year		Owned Property		Leased Property		Total
2003	$	4,746	$	1,484	$	6,230
2004		4,301		1,498		5,799
2005		4,065		1,498		5,563
2006		3,818		1,325		5,143
2007		3,550		1,267		4,817
Later		20,182		5,580		25,762
Total	$	40,662	$	12,652	$	53,314

NOTE 10

Associate Retirement Plans

Spartan Stores' retirement programs include pension plans providing non-contributory benefits, salary reduction defined contribution plans and profit-sharing plans providing contributory benefits. Substantially all of Spartan Stores' associates not covered by collective bargaining agreements are covered by either a non-contributory cash balance pension plan ("Company Plan"), a defined contribution plan or both. Associates covered by collective bargaining agreements are included in multi-employer pension plans.

Spartan Stores' Company Plan benefit formula utilizes a cash balance approach. Under the cash balance formula, credits are added annually to a participant's "account" based on a percent of the participant's compensation and years of vested service at the beginning of each calendar year. Interest credits are also added annually to a participant's account based upon the participant's account balance as of the last day of the immediately preceding calendar year. Transition credits are also added to a participant's account until the year 2007 if certain age and years-of-service requirements are met. Annual payments to the pension trust fund are determined in compliance with the Employee Retirement Income Security Act of 1976 (ERISA). Company Plan assets consist principally of common stocks and U.S. government and corporate obligations. At March 30, 2002 and March 31, 2001, Company Plan assets included shares of Spartan Stores common stock valued at $1.4 million and $1.8 million, respectively.

Matching contributions made by Spartan Stores to salary reduction defined contribution plans and contributions to profit sharing plans aggregated $4.6 million, $3.7 million and $3.0 million in fiscal 2002, fiscal 2001 and fiscal 2000, respectively.

In addition to the plans described above, Spartan Stores participates in several multi-employer and other defined contribution plans for substantially all associates covered by collective bargaining agreements. The expense for these plans aggregated approximately $8.8 million in fiscal 2002, $6.5 million in fiscal 2001 and $5.9 million in fiscal 2000.

The Multi-Employer Pension Plan Amendments Act of 1980 amended ERISA to establish funding requirements and obligations for employers participating in multi-employer plans, principally related to employer withdrawal from or termination of such plans. Separate actuarial calculations of Spartan Stores' position with respect to the multi-employer plans are not available.

Spartan Stores and certain subsidiaries provide health care benefits to retired associates who have at least 30 years of service or 10 years of service and have attained age 55, and who were not covered by collective bargaining arrangements during their employment ("covered associates"). Qualified covered associates that retired prior to March 31, 1992 receive major medical insurance with deductible and coinsurance provisions until age 65 and Medicare supplemental benefits thereafter. Covered associates retiring after April 1, 1992 are eligible for monthly post-retirement health care benefits of $5 multiplied by the associate's years of service. This benefit is in the form of a credit against the monthly insurance premium. The balance of the premium is paid by the retiree.

The following tables set forth the change in benefit obligation, change in plan assets, weighted average assumptions used in actuarial calculations and components of net periodic benefit costs for Spartan Stores' pension and postretirement benefit plans. The accrued benefit costs are reported under the caption "postretirement benefits" in the Consolidated Balance Sheets. In fiscal 2002 and fiscal 2001, the measurement date was December 31. In fiscal 2000, the measurement date coincided with the end of the fiscal year.

(In thousands)

	Pension Benefits		SERP Benefits		Postretirement Benefits	
	March 30, 2002	March 31, 2001	March 30, 2002	March 31, 2001	March 30, 2002	March 31, 2001
Change in benefit obligation						
Benefit obligation at beginning of year	$ 51,785	$ 47,698	$ 2,129	$ 1,436	$ 4,854	$ 4,460
Service cost	3,504	3,653	90	83	201	178
Interest cost	3,525	3,626	159	146	352	350
Plan amendments	21	—	15	—	32	—
Actuarial (gain) loss	(3,568)	1,459	182	505	77	207
Benefits paid	(5,144)	(4,651)	(122)	(41)	(366)	(341)
Benefit obligation at measurement date	$ 50,123	$ 51,785	$ 2,453	$ 2,129	$ 5,150	$ 4,854
Change in plan assets						
Plan assets at fair value at beginning of year	$ 51,734	$ 58,772	$ —	$ —	$ —	$ —
Actual return on plan assets	(2,043)	(2,387)	—	—	—	—
Company contributions	3,431	—	122	41	366	341
Benefits paid	(5,144)	(4,651)	(122)	(41)	(366)	(341)
Plan assets at fair value at measurement date	$ 47,978	$ 51,734	$ —	$ —	$ —	$ —
Funding status	$ (2,145)	$ (51)	$ (2,453)	$ (2,129)	$ (5,150)	$ (4,854)
Unrecognized net loss (gain)	2,083	(1,273)	1,005	885	998	942
Unrecognized prior service cost	(5,029)	(5,430)	21	22	(1,091)	(1,186)
Unrecognized net transition obligation	21	26	—	—	—	—
Accrued benefit cost at measurement date	(5,070)	(6,728)	(1,427)	(1,222)	(5,243)	(5,098)
Contributions during fourth quarter	—	—	15	82	—	114
Accrued benefit cost at end of year	$ (5,070)	$ (6,728)	$ (1,412)	$ (1,140)	$ (5,243)	$ (4,984)
Weighted average assumptions at measurement date						
Discount rate	7.25%	7.50%	7.25%	7.50%	7.25%	7.50%
Expected return on plan assets	9.25%	9.00%	N/A	N/A	N/A	N/A
Rate of compensation increase	4.50%	4.75%	4.50%	4.75%	N/A	N/A

Components of net periodic benefit cost

(In thousands)

	Pension Benefits			SERP Benefits		
	March 30, 2002	March 31, 2001	March 25, 2000	March 30, 2002	March 31, 2001	March 25, 2000
Service cost	$ 3,504	$ 3,653	$ 3,778	$ 90	$ 83	$ 56
Interest cost	3,525	3,626	3,228	158	146	103
Annual return on plan assets	(4,774)	(4,916)	(4,346)	—	—	—
Net amortization and deferral	(481)	(445)	(374)	78	78	55
Net periodic benefit cost	$ 1,774	$ 1,918	$ 2,286	$ 326	$ 307	$ 214

Components of net periodic benefit cost

(In thousands)	Postretirement Benefits		
	March 30, 2002	March 31, 2001	March 25, 2000
Service cost	$ 201	$ 178	$ 210
Interest cost	352	350	338
Net amortization and deferral	(42)	(40)	(26)
Net periodic benefit cost	$ 511	$ 488	$ 522

Assumed health care cost trend rates have a significant effect on the amounts reported for the postretirement plan. The assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligation was 5% for fiscal 2002, fiscal 2001 and fiscal 2000. A 1% increase in the assumed health care cost trend rate would increase the accumulated postretirement benefit obligation by 1.14% and the periodic postretirement benefit cost by 0.9%. A 1% decrease in the assumed health care cost trend rate would decrease the accumulated postretirement benefit obligation by 1.03% and periodic postretirement benefit cost by 0.64%.

NOTE 11

Taxes on Income

The income tax provision is summarized as follows:

(In thousands)	March 30, 2002	March 31, 2001	March 25, 2000
Currently payable	$ 2,167	$ 10,634	$ 6,952
Deferred	3,443	3,291	2,701
	$ 5,610	$ 13,925	$ 9,653

The effective income tax rates are different from the statutory federal income tax rates for the following reasons:

	2002	2001	2000
Statutory income tax rate	35.0%	35.0%	35.0 %
State income taxes	0.6	1.2	0.7
Research and development credit	(4.3)	—	—
Other	1.5	1.4	1.8
Effective income tax rate	32.8%	37.6%	37.5%

Deferred tax assets and liabilities resulting from temporary differences as of March 30, 2002 and March 31, 2001 are as follows:

(In thousands)	2002	2001
Deferred tax assets:		
Employee benefits	$ 11,188	$ 12,390
Accounts receivable	1,221	1,111
Other comprehensive loss	1,402	—
Insurance reserves	264	536
Research and development credit	—	1,309
Closed store reserve	2,161	1,950
All other	1,258	1,211
Total deferred tax assets	17,494	18,507
Deferred tax liabilities:		
Depreciation	20,243	18,685
Inventory	8,606	6,980
All other	2,443	2,059
Total deferred tax liabilities	31,292	27,724
Net deferred tax liability	$ (13,798)	$ (9,217)

NOTE 12

Supplemental Cash Flow Information

Payments for interest and income taxes were as follows:

(In thousands)	2002	2001	2000
Interest	$ 25,558	$ 34,211	$ 17,850
Income taxes	$ 196	$ 14,614	$ 6,565

NOTE 13

Shareholders' Equity

On July 18, 2000, the shareholders approved a proposal to amend Spartan Stores' articles of incorporation and bylaws in connection with the merger with Food Town. As a result, each outstanding share of Spartan Stores Class A common stock, $2.00 par value, was converted into one share of Spartan Stores common stock, no par value.

On August 1, 2000, approximately 6.7 million shares of outstanding Food Town common stock were converted into the right to receive one share of Spartan Stores common stock and $5.00 in cash for each Food Town share. The holders of 443,300 shares of Food Town common stock provided notice of dissent from the merger.

(In September 2001, the dissenters' rights claims were settled and the remaining shares of Food Town stock were converted into Spartan Stores common stock.) In addition, Spartan Stores declared a stock split pursuant to a stock dividend of 0.336 shares of Spartan Stores' common stock for each share outstanding immediately prior to the merger. Accordingly, per share amounts have been restated throughout the consolidated financial statements.

Spartan Stores has a shareholder-approved stock incentive plan covering 2,000,000 shares of Spartan Stores common stock. The plan provides for the granting of incentive stock options as well as non-qualified stock options, restricted stock and stock awards to directors, officers and other key associates. Spartan Stores accounts for stock option grants in accordance with SFAS No. 123, "Accounting For Stock-Based Compensation," and as allowed by this statement recognizes expense using the intrinsic value method prescribed by APB Opinion No. 25 and related interpretations. Accordingly, no compensation cost has been recognized for stock option grants since the options have exercise prices equal to the fair market value at the date of grant. Options must be exercised within ten years of the date of grant. The authorization to grant options under the plan terminates on May 8, 2011.

The vesting of Spartan Stores' stock option grants range from immediately to four years from the date of grant. If compensation cost for stock option grants had been determined based on the fair value at the grant dates consistent with the method prescribed by SFAS No. 123, Spartan Stores' net earnings and earnings per share would have been adjusted to the pro forma amounts indicated below:

(In thousands, except per share data)

	2002	2001	2000
Net earnings – as reported	$ 9,847	$ 23,442	$ 17,194
Net earnings – pro forma	$ 8,949	$ 23,186	$ 17,164
Basic and diluted earnings per share – as reported	$ 0.50	$ 1.35	$ 1.28
Basic and diluted earnings per share – pro forma	$ 0.46	$ 1.34	$ 1.28

Under SFAS No. 123, the fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

	2002	2001	2000
Dividend yield	0.00%	0.00%	0.10%
Expected volatility	37.00%	37.00%	8.10%
Risk-free interest rate	4.38 – 5.14%	4.95 – 6.47%	6.00%
Expected life of option	6 yrs.	6 yrs.	10 yrs.

	Shares Under Options	Weighted Average Exercise Price	Weighted Average Fair Value of Options Granted
Options outstanding at March 28, 1999	42,752	$ 7.93	
Granted	12,024	9.96	$ 5.78
Exercised	(2,672)	9.58	
Options outstanding at March 25, 2000	52,104	$ 8.31	
Granted	339,696	7.56	$ 3.07
Cancelled	(22,712)	9.02	
Options outstanding at March 31, 2001	369,088	$ 7.58	
Granted	628,500	13.73	$ 6.29
Cancelled	(97,834)	11.34	
Options outstanding at March 30, 2002	899,754	$ 11.47	
Options exercisable at March 30, 2002	152,416	$ 7.83	

The following table sets forth options outstanding at March 30, 2002 by exercise price and remaining contractual life.

Exercise Prices	Options Outstanding	Weighted Average Remaining Contractual Life Years
$ 6.29 – 8.46	20,040	0.1 – 5.2
5.84 – 9.96	315,714	6.1 – 8.9
10.25 – 16.57	564,000	9.1 – 9.5
$ 5.84 – 16.57	899,754	8.82

Spartan Stores has a shareholder-approved stock bonus plan covering 300,000 shares of Spartan Stores common stock. Under the provisions of this plan, officers and certain key associates of Spartan Stores may elect to receive a portion of their annual bonus in common stock rather than cash and will be granted additional shares of common stock worth 30% of the portion of the bonus they elect to receive in stock. Stock issued under the stock bonus plan is accounted for in accordance with APB Opinion No. 25, "Accounting for Stock Issued to Employees." Compensation expense is recorded based upon the market price of the stock as of the measurement date. At March 30, 2002, 300,000 shares remained unissued under the plan.

Spartan Stores has an associate stock purchase plan approved by the shareholders covering 200,000 shares of Spartan Stores common stock. The plan provides that associates of Spartan Stores and its subsidiaries may purchase shares at 85% of the fair market value. At March 30, 2002, no shares had been issued under the plan.

Spartan Stores has a long-term incentive plan covering 668,000 shares of Spartan Stores common stock. Under the provisions of this plan, stock is awarded to officers and certain key associates based on the achievement of board-established performance levels during rolling three-year performance periods. Spartan Stores terminated the long-term incentive plan with respect to the performance period beginning with fiscal 2002 and ending with fiscal 2004, as well as all subsequent performance periods. Participants in the plan will remain eligible to receive compensation based on the three-year performance period beginning with fiscal 2001. No amounts have been accrued and no shares have been issued under this plan to date.

On October 11, 2000, the board of directors adopted the Spartan Stores, Inc. Directors' Stock Purchase Plan covering 25,000 shares of Spartan Stores common stock. The plan provides that directors of Spartan Stores may elect to receive at least 25% and up to 100% of their director's fees in the form of Spartan Stores common stock. At March 30, 2002, 9,159 shares remained unissued under this plan.

Spartan Stores' Restated Articles of Incorporation provide that the board of directors may at any time, and from time to time, provide for the issuance of up to 10 million shares of preferred stock in one or more series, each with such designations as determined by the board of directors. At March 30, 2002, there were no shares of preferred stock outstanding.

NOTE 14

Operating Segment Information

Using the management approach as required by SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information," Spartan Stores' operating segments are identified by products sold and customer profile and include retail grocery, grocery distribution, convenience distribution and real estate.

Consistent with management's decision to divest Spartan Stores' insurance segment and focus on its strategic retail grocery and distribution businesses, Spartan Stores classified its insurance segment as a discontinued operation. See Note 4 for further discussion.

Spartan Stores' retail grocery segment operates supermarkets and drug stores in Michigan and Ohio. Spartan Stores' retail grocery stores typically offer dry grocery, produce, dairy products, meat, floral, seafood, health and beauty care, cosmetics, delicatessen and bakery goods. Spartan Stores' larger stores also typically offer pharmacy services.

Spartan Stores' grocery distribution segment provides its own retail grocery segment and independent customers dry grocery, produce, dairy products, meat, frozen food, seafood, floral, general merchandise, tobacco, pharmacy and health and beauty care items. To supply its wholesale customers, Spartan Stores operates a fleet of tractors, conventional trailers and refrigerated trailers, substantially all of which are leased by Spartan Stores.

Spartan Stores' convenience distribution segment provides a selection of tobacco products, confections, specialty foods and other grocery products to convenience stores and other retail locations in Michigan, Ohio, Indiana, Kentucky, Tennessee and Pennsylvania. Spartan Stores also operates cash and carry warehouse outlets in Michigan and Ohio.

Spartan Stores' real estate segment owns shopping centers and free-standing retail locations. Spartan Stores leases these properties to grocery store customers supplied by Spartan Stores and to other retailers. In addition, Spartan Stores subleases sites to grocery store customers that it supplies.

Identifiable assets represent total assets directly associated with the various operating segments. Eliminations in assets identified to segments include intercompany receivables, payables and investments.

The following table sets forth, for each of the last three fiscal years, segment information:

(In thousands)

	2002	2001	2000
Net sales			
Retail grocery	$ 1,433,840	$ 1,160,596	$ 540,068
Grocery distribution	1,178,476	1,422,548	1,565,803
Convenience distribution	882,120	915,242	914,757
Real estate	6,717	7,537	10,289
Total	$ 3,501,153	$ 3,505,923	$ 3,030,917
Restructuring charge (credit)			
Grocery distribution	$ —	$ —	$ (4,521)
Interest expense			
Retail grocery	$ 20,166	$ 19,508	$ 14,419
Grocery distribution	3,101	6,759	7,741
Convenience distribution	2,183	2,830	2,685
Real estate	1,310	2,146	2,449
Total	$ 26,760	$ 31,243	$ 27,294
Interest income			
Retail grocery	$ (87)	$ (32)	$ (90)
Grocery distribution	(1,243)	(2,884)	(2,507)
Convenience distribution	(22)	(82)	(405)
Real estate	(881)	(1,201)	(1,490)
Total	$ (2,233)	$ (4,199)	$ (4,492)
Depreciation and amortization			
(excluding amortization of debt issuance costs)			
Retail grocery	$ 29,982	$ 20,080	$ 10,925
Grocery distribution	13,248	13,934	14,559
Convenience distribution	2,066	2,471	2,663
Real estate	1,433	1,503	2,394
Total	$ 46,729	$ 37,988	$ 30,541

(In thousands)

	2002	2001	2000
Earnings before income taxes and discontinued operations			
Retail grocery	$ (6,039)	$ 7,718	$ (3,706)
Grocery distribution	13,242	14,667	16,637
Convenience distribution	7,399	9,402	10,028
Real estate	2,346	5,173	2,685
Total	$ 16,948	$ 36,960	$ 25,644
Income taxes			
Retail grocery	$ (2,119)	$ 2,822	$ (1,299)
Grocery distribution	4,146	5,890	6,278
Convenience distribution	2,728	3,376	3,734
Real estate	855	1,837	940
Total	$ 5,610	$ 13,925	$ 9,653
(Loss) earnings from discontinued operations			
Insurance	$ (1,491)	$ 407	$ 1,203
Capital expenditures			
Retail grocery	$ 19,038	$ 19,702	$ 2,892
Grocery distribution	15,408	12,919	8,589
Convenience distribution	550	757	1,394
Real estate	228	3,126	1,563
Total	$ 35,224	$ 36,504	$ 14,438
Total assets			
Retail grocery	$ 498,783	$ 455,049	$ 203,270
Grocery distribution	908,901	588,117	426,340
Convenience distribution	82,824	83,297	80,949
Real estate	44,187	56,951	63,374
Discontinued operations – insurance segment	23,729	31,068	28,987
Less – eliminations	(811,884)	(412,939)	(234,365)
Total	$ 746,540	$ 801,543	$ 568,555

NOTE 15

Quarterly Financial Information (unaudited)

Earnings per share amounts for each quarter are required to be computed independently and may not equal the amount computed for the total year. Common stock prices are shown beginning August 2, 2000 because Spartan Stores common stock was first listed on The Nasdaq Stock Market on that date. (See further discussion in Note 1.)

(In thousands, except per share data)

Fiscal 2002	Full Year (52 weeks)	4th Quarter (12 weeks)	3rd Quarter (16 weeks)	2nd Quarter (12 weeks)	1st Quarter (12 weeks)
Net sales	$ 3,501,153	$ 764,763	$ 1,062,758	$ 841,124	$ 832,508
Gross margin	596,288	124,920	176,866	150,562	143,940
Earnings (loss) before income taxes and discontinued operations	16,948	(5,800)	32	13,885	8,831
Net earnings (loss)	9,847	(5,026)	54	9,216	5,603
Earnings (loss) from continuing operations per share:					
Basic	0.58	(0.19)	0.00	0.49	0.29
Diluted	0.58	(0.19)	0.00	0.48	0.29
Net earnings (loss) per share:					
Basic	0.50	(0.25)	0.00	0.48	0.29
Diluted	0.50	(0.25)	0.00	0.47	0.29
Common stock price:					
High	16.95	12.14	13.66	16.95	14.74
Low	5.90	5.90	10.79	11.38	9.19

(In thousands, except per share data)

Fiscal 2001	Full Year (53 weeks)	4th Quarter (13 weeks)	3rd Quarter (16 weeks)	2nd Quarter (12 weeks)	1st Quarter (12 weeks)
Net sales	$ 3,505,923	$ 865,617	$ 1,135,844	$ 782,320	$ 722,142
Gross margin	545,341	143,100	188,540	122,355	91,346
Earnings before income taxes and discontinued operations	36,960	4,452	11,695	15,124	5,689
Net earnings	23,442	3,399	7,303	8,995	3,745
Earnings from continuing operations per share:					
Basic	1.33	0.17	0.36	0.55	0.28
Diluted	1.33	0.17	0.36	0.55	0.28
Net earnings per share:					
Basic	1.35	0.18	0.37	0.55	0.28
Diluted	1.35	0.17	0.37	0.55	0.28
Common stock price:					
High	11.81	11.50	7.88	11.81	—
Low	5.00	6.00	5.00	5.34	—

INDEPENDENT AUDITORS' REPORT

Board of Directors and Shareholders
Spartan Stores, Inc.
Grand Rapids, Michigan

We have audited the accompanying consolidated balance sheets of Spartan Stores, Inc. and subsidiaries as of March 30, 2002 and March 31, 2001 and the related consolidated statements of earnings, shareholders' equity and cash flows for each of the three years in the period ended March 30, 2002. These financial statements are the responsibility of Spartan Stores' management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Spartan Stores, Inc. and subsidiaries as of March 30, 2002 and March 31, 2001 and the results of their operations and their cash flows for each of the three years in the period ended March 30, 2002, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

Deloitte & Touche LLP
Grand Rapids, Michigan
May 3, 2002

BOARD OF DIRECTORS AND CORPORATE INFORMATION

Board of Directors

James B. Meyer
Chairman, President and
Chief Executive Officer
Spartan Stores, Inc.

Richard B. Iott
Retired President and
Chief Executive Officer
Seaway Food Town, Inc.

Elizabeth A. Nickels
Executive Vice President and
Chief Financial Officer
Herman Miller, Inc.

Russell H. Van Gilder, Jr.
Chairman
V.G.'s Food Centers, Inc.

Kenneth T. Stevens
Chief Operating Officer
Bath & Body Works

Alex J. DeYonker
Partner
Warner Norcross & Judd LLP

Dr. Elson S. Floyd
President
Western Michigan University

Gregory P. Josefowicz
President and
Chief Executive Officer
Borders Group, Inc.

Joel A. Levine
Of Counsel
Spengler, Nathanson PLL



James B. Meyer, Richard B. Iott, Elizabeth A. Nickels, Russell H. Van Gilder, Jr., Kenneth T. Stevens, Alex J. DeYonker, Dr. Elson S. Floyd, Gregory P. Josefowicz, Joel A. Levine

Corporate Information

Transfer and
Exchange Agent
LaSalle Bank N.A. Trust and
Asset Management
135 South LaSalle Street
Chicago, Illinois 60603
312-904-2000

Independent Public Accountants
Deloitte & Touche LLP
333 Bridge Street N.W., Suite 700
Grand Rapids, Michigan 49504
616-336-7900

Legal Counsel
Warner Norcross & Judd LLP
111 Lyon N.W., Suite 900
Grand Rapids, Michigan 49503
616-752-2000

Investor Information

On June 14, 2002 there were approximately 882 record holders of Spartan Stores, Inc. common stock.

Spartan Stores, Inc. common stock is listed on the National Market System of the Nasdaq Stock Market under the trading symbol "SPTN."

**A copy of Spartan Stores' Annual Report to the Securities and Exchange Commission on Form 10-K for the year ended March 30, 2002, including the financial statements and financial statement schedules, may be obtained by any shareholder without charge by writing to:
Spartan Stores, Inc.
c/o Investor Relations
850 76th Street S.W.
Grand Rapids, Michigan 49518-8700
616-878-8319
www.spartanstores.com**

SPARTAN STORES, INC. CORPORATE OFFICERS

James B. Meyer
Chairman, President and
Chief Executive Officer

John M. Sommavilla
Executive Vice President
Supply Chain and Convenience Stores

David M. Staples
Executive Vice President and
Chief Financial Officer

David deS. Couch
Vice President
Information Technology

Alex J. DeYonker
General Counsel
Secretary and Resident Agent

Mark C. Eriks
Vice President
Human Resources

Gary L. James
Vice President
Retail Store Operations

Sally J. Lake
Vice President
Marketing

Kevin N. Rose
Vice President
Perishables Merchandising

Robert F. Smith
Vice President
Non-Perishables Merchandising

Thomas A. Van Hall
Vice President
Finance

Ronald C. Winters
Vice President
Logistics


spartan stores
THE FOOD PEOPLE

Implemented new warehouse information system to drive efficiencies | Introduced Excellence in Customer Service recognition program | Improved store layouts, product mix, market specific ad campai



Spartan Stores, Inc.
850 76th Street S.W.
PO Box 8700
Grand Rapids, Michigan 49518
www.spartanstores.com